                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-12671


                                1,040,000 SHARES


                                 [SAPIENT LOGO]

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ----------------------

     Of the 1,040,000 shares of Common Stock offered hereby, 500,000 shares are being sold by Sapient Corporation and 540,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. See "Principal and Selling Stockholders".


     The last reported sale price of the Common Stock, which is quoted under the symbol "SAPE", on the Nasdaq National Market on October 23, 1996 was $46.50 per share. See "Market Price of Common Stock".


      SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ----------------------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------


                                                                                 PROCEEDS TO
                    INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO           SELLING
                    OFFERING PRICE       DISCOUNT(1)          COMPANY(2)         STOCKHOLDERS
                    --------------       ------------        -----------         ------------
Per Share.......     $     46.50          $     2.55         $     43.95         $     43.95
Total(3)........     $48,360,000          $2,652,000         $21,975,000         $23,733,000


---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting estimated expenses of $400,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 156,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $55,614,000, $3,049,800, and $28,831,200, respectively. See "Underwriting".


                             ----------------------


     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about October 29, 1996, against payment therefor in immediately available funds.


GOLDMAN, SACHS & CO.                                    MORGAN STANLEY & CO.
                                                           INCORPORATED

                             ----------------------


                The date of this Prospectus is October 23, 1996.

               [Diagram showing the stages of the Company's QUADD
                     (Quality Design and Delivery) process]

     Sapient was incorporated in Delaware in September 1991 under the name "Sapient Computing Corporation". The Company's name was changed to Sapient Corporation in November 1992. Unless the context requires otherwise, references in this Prospectus to "Sapient" and the "Company" refer to Sapient Corporation and its wholly-owned subsidiaries. The Company's executive offices are located at One Memorial Drive, Cambridge, MA 02142, and its telephone number is (617) 621-0200. The Company's internet address is http://www.sapient.com.

RIP(R) is a registered servicemark, and QUADD(SM) and Sapient(SM) are servicemarks, of the Company.
                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information in this Prospectus (i) gives effect to the automatic conversion into Common Stock of all outstanding shares of Non-Voting Common Stock of the Company on April 10, 1996 upon the closing of the Company's initial public offering and
(ii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting".

                                  THE COMPANY

     Sapient designs, develops, integrates and implements high quality, flexible information technology applications and solutions for large organizations. The Company develops client/server and Internet-enabled client/server software applications designed to help organizations improve their processes and performance. Sapient delivers its solutions for both enterprise-wide and departmental initiatives on a fixed-price, fixed-timeframe basis using its proprietary QUADD (Quality Design and Delivery) process. QUADD is a workshop-based, rapid development methodology which emphasizes active client participation to help visualize, prioritize and create time-critical business and technology solutions. The Company believes that the QUADD process is an important competitive differentiator that allows Sapient and its clients to better understand the clients' business needs, and to design, develop, integrate and implement solutions that address those needs.

     The QUADD process consists of four stages: RIP workshop, Design, Implementation and Production. The RIP (Rapid Implementation Plan) workshop is designed to rapidly identify the client's needs and develop a strategy and action plan to meet those needs. The Design workshop focuses on outlining the proposed process changes and required software applications. The Implementation stage primarily involves the development and testing of the new applications. The Production stage primarily involves the maintenance, enhancement and support of the solution after it has been installed and is operational.

     Sapient targets clients in information-intensive businesses, including financial services, telecommunications, utilities, manufacturing and retail, and state governments. Sapient's principal customers include Digital Equipment Corporation, Merrill Lynch, Pacific Bell Internet Services, Public Service Electric & Gas of New Jersey, the State of Maine and Wells Fargo.

                                  RISK FACTORS

     For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors".

--------------------------------------------------------------------------------

                                  THE OFFERING

Common Stock offered by the Company...............................     500,000 shares
Common Stock offered by the Selling Stockholders..................     540,000 shares
Common Stock to be outstanding after the offering.................  11,445,635 shares(1)
Nasdaq National Market symbol.....................................  SAPE
Use of proceeds...................................................  For working capital and other general corporate
                                                                    purposes.

---------------
(1) Based on the number of shares outstanding as of September 30, 1996. Does not include 1,431,315 shares of Common Stock issuable upon exercise of stock options outstanding as of September 30, 1996.


                            SUMMARY FINANCIAL INFORMATION
                        (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                              NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                         ----------------------------------   -----------------
                                          1992     1993     1994      1995      1995      1996
                                         ------   ------  -------   -------   -------   -------
STATEMENT OF INCOME DATA:
Revenues................................ $  953   $4,888  $ 9,373   $21,930   $14,090   $31,128
Operating expenses:
  Project personnel costs...............    497    1,670    4,310    10,084     6,614    14,699
  Selling and marketing.................     27       90      268     1,095       631     1,520
  General and administrative............    320    1,437    2,728     5,967     3,909     8,127
                                         ------   ------  -------   -------   -------   -------
          Total operating expenses......    844    3,197    7,306    17,146    11,154    24,346
Income from operations..................    109    1,691    2,067     4,784     2,936     6,782
Interest income (expense), net..........     (3)      --        9        10        28       626
                                         ------   ------  -------   -------   -------   -------
Income before income taxes..............    106    1,691    2,076     4,794     2,964     7,408
Income taxes............................     33      691      851     1,964     1,213     2,885
                                         ------   ------  -------   -------   -------   -------
Net income.............................. $   73   $1,000  $ 1,225   $ 2,830   $ 1,751   $ 4,523
                                         ======   ======  =======   =======   =======   =======
Net income per share.................... $ 0.01   $ 0.10  $  0.12   $  0.28   $  0.17   $  0.40
Weighted average common shares and
  equivalents...........................  8,557    9,792   10,115    10,257    10,281    11,445



                                                                        SEPTEMBER 30, 1996
                                                                    --------------------------
                                                                    ACTUAL      AS ADJUSTED(1)
                                                                    -------     --------------
BALANCE SHEET DATA:
Working capital...................................................  $42,375        $63,950
Total assets......................................................   51,490         73,065
Long-term debt, less current portion..............................       --             --
Total stockholders' equity........................................   42,345         63,920


---------------

(1) Adjusted to give effect to the sale of the 500,000 shares of Common Stock offered by the Company pursuant to the offering, after deducting the underwriting discount and estimated offering expenses payable by the Company.


--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Important factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

MANAGEMENT OF GROWTH

     The Company's growth has placed significant demands on its management and other resources. The Company's revenues increased approximately 134% in 1995, from $9.4 million in 1994 to $21.9 million in 1995 and revenues for the first nine months of 1996 increased 121% over the comparable period of the prior year. From the beginning of 1995 through September 30, 1996, the Company's staff increased from 116 to 431 full-time employees and further significant increases are expected in the remainder of 1996. The Company has also expanded geographically by opening new offices, and expects to open additional offices. The Company's ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities, and to train, motivate and manage its employees. In addition, the Company's future success will depend in large part on its ability to continue to set fixed-price fees accurately, maintain high rates of employee utilization and maintain project quality, particularly if the average size of the Company's projects continues to increase. The Company's management has limited experience managing a business of the Company's size or managing a public company. If the Company is unable to manage its growth and projects effectively, such inability could have a material adverse effect on the quality of the Company's services and products, its ability to retain key personnel and its business, financial condition and results of operations.

NEED TO ATTRACT AND RETAIN PROFESSIONAL STAFF

     The Company's business is labor intensive. The Company's success will depend in large part upon its ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. There is significant competition for employees with the skills required to perform the services the Company offers. Qualified project managers and senior technical staff are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in retaining, training and motivating the employees it is able to attract, and any inability to do so could impair the Company's ability to adequately manage and complete its existing projects and to bid for or obtain new projects. If the Company's employees are unable to achieve expected performance levels, the Company's business, financial condition and results of operations could be adversely affected. See "Business -- Human Resources".

CUSTOMER CONCENTRATION; DEPENDENCE ON LARGE PROJECTS

     The Company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large client projects. In 1995, the Company's five largest clients accounted for approximately 58% of its revenues. Merrill Lynch, Public Service Electric & Gas of New Jersey and Digital Equipment Corporation each accounted for more than 10% of such revenues and three other clients each accounted for more than 5% of such revenues. In the first nine months of 1996, the Company's five largest clients accounted for approximately 61% of its revenues. Digital Equipment Corporation and Wells Fargo each accounted for more than 10% of such revenues and three other clients each accounted for more than 5% of such revenues. The volume of work performed for specific clients is likely to vary from year to year, and a major client in one year may not use the Company's services in a subsequent year. The loss of any large client could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, revenues from a large client may constitute a significant portion of the Company's total revenues in a particular quarter.

     Most of the Company's contracts are terminable by the client following limited notice and without significant penalty. The cancellation or a significant reduction in the scope of a large project could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, while the QUADD process is designed as an integrated approach, each stage of the QUADD process represents a separate contractual commitment at the end of which the client may elect not to proceed to the next stage. A decision by any large client not to proceed with a project to the stage anticipated by Sapient could also have a material adverse effect on the Company's business, financial condition and results of operations.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's revenues and earnings may fluctuate from quarter to quarter based on such factors as the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects, and general economic conditions. A high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter and could result in losses for such quarter. An unanticipated termination of a major project, a client's decision not to proceed to the stage of the project anticipated by Sapient or the completion during a quarter of several major client projects, could require the Company to maintain underutilized employees and could therefore have a material adverse effect on the Company's business, financial condition and results of operations.

FIXED-PRICE CONTRACTS

     An important element of the Company's strategy is to enter into fixed-price, fixed-timeframe contracts, rather than contracts in which payment to the Company is determined on a time and materials basis. The Company's failure to accurately estimate the resources required for a project or its failure to complete its contractual obligations in a manner consistent with the project plan upon which its fixed-price, fixed-timeframe contract was based would adversely affect the Company's overall profitability and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has been required to commit unanticipated additional resources to complete certain projects, which has resulted in losses on certain contracts. The Company recognizes that it will experience similar situations in the future. In addition, for certain projects the Company may fix the price before the design specifications are finalized, which could result in a fixed price that turns out to be too low and therefore adversely affect the Company's profitability.

EMERGING MARKET; DEPENDENCE ON PRINCIPAL SERVICE OFFERINGS

     The Company has derived substantially all of its revenues from projects based primarily on client/server architectures. The client/server market is continuing to develop and is subject to rapid change. The Company's near-term success is dependent in part on the continued acceptance of information processing systems using client/server architectures. Any factors negatively affecting the acceptance of client/server architectures could have a material adverse effect on the Com-pany's business, financial condition and results of operations. See
"Business -- Background" and "-- Services".

     The Company's success will also depend in part on its ability to develop information technology solutions which keep pace with continuing changes in technology, evolving industry standards and changing client preferences. There can be no assurance that the Company will be successful in addressing these developments on a timely basis or that if addressed the Company will be successful in the marketplace. The Company's failure to address these developments could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The markets for the Company's services are highly competitive. The Company believes that it currently competes principally with the internal information systems groups of its prospective clients, as well as with consulting and software integration firms, including Andersen Consulting, the "Big Six" accounting firms, IBM, Cambridge Technology Partners, SHL Systemhouse (a subsidiary of MCI), and Computer Sciences Corporation, and with application software vendors. Many of these companies have significantly greater financial, technical and marketing resources than the Company and generate greater revenues and have greater name recognition than the Company. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets.

     The Company believes that the principal competitive factors in its markets include quality of service and deliverables, speed of development and implementation, price, project management capability and technical and business expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate project managers and other senior technical staff, the development by others of software that is competitive with the Company's products and services and the extent of its competitors' responsiveness to client needs. There can be no assurance that the Company will be able to compete successfully with its competitors. See "Business -- Competition".

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend in large part upon the continued services of a number of key employees, including its founders and co-Chairmen of the Board of Directors and co-Chief Executive Officers, Jerry A. Greenberg and J. Stuart Moore. The Company's employment contracts with Messrs. Greenberg and Moore and with the Company's other key personnel provide that employment is terminable at will by either party. The loss of the services of either of Messrs. Greenberg or Moore or of one or more of the Company's other key personnel could have a material adverse effect on the Company. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such personnel.

INTELLECTUAL PROPERTY RIGHTS

     The Company's success is dependent, in part, upon its proprietary QUADD methodology and other intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company enters into confidentiality agreements with its employees, generally requires that its consultants and clients enter into such agreements, and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     The Company's business generally involves the development of software applications for specific client engagements. Ownership of such software is the subject of negotiation and is frequently assigned to the client, with the Company frequently retaining a license for certain uses. The Company also develops software application frameworks and it is the Company's strategy to retain significant ownership or marketing rights to these application frameworks and to build application frameworks which it can market and adapt through further customization for future client projects. Certain clients have prohibited Sapient from marketing the application frameworks developed for them for specified periods of time or to specified third parties and there can be no assurance that clients will not demand similar or other restrictions in the future. Issues relating to the ownership of and rights to use software applications and frameworks can be complicated and there can be no assurance that disputes will not arise that affect the Company's ability to resell or reuse such applications and frameworks.

     Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future, or that if asserted, any such claim will be successfully defended. See "Business -- Intellectual Property Rights".

CONCENTRATION OF CONTROL

     Upon completion of this offering, Messrs. Greenberg and Moore, the Company's co-Chairmen of the Board of Directors and co-Chief Executive Officers, will beneficially own approximately 62% of the Company's outstanding Common Stock. As a result, these stockholders will have the ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders".

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

     The Company's revenues and results of operations will be influenced by general economic conditions prevailing in the United States. In the event of a general economic downturn or a recession in the United States, the Company's clients and potential clients may substantially reduce their information technology and related budgets. In the event of such an economic downturn, there can be no assurance that the Company's business, financial condition and results of operations would not be materially and adversely affected.

POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock has been listed on the Nasdaq National Market since April 1996. The market price of the Common Stock has experienced variations, ranging from a high of $58.25 to a low of $29.25, and there can be no assurance that the market price of the Common Stock will not experience fluctuations in the future or will not fall below such levels. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in earnings estimates by analysts, announcements of new contracts or service offerings by the Company or its competitors, general economic or stock market conditions unrelated to the Company's operating performance and other events or factors.

SIGNIFICANT UNALLOCATED NET PROCEEDS

     The Company has not yet quantified the amount of the net proceeds of this offering that will be used for the various purposes described under "Use of Proceeds". The exact uses of the net proceeds, and the amount allocated for each use, will be subject to the discretion of management. See "Use of Proceeds".

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") and Amended and Restated Bylaws (the "Restated Bylaws") provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by a Chairman of the Board, a Chief Executive Officer or, if none, a President of the Company or by the Board of Directors. The Restated Certificate of Incorporation and Restated Bylaws provide for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, the Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, Preferred Stock. These provisions, and other provisions of the Restated Certificate of Incorporation and Restated Bylaws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock -- Preferred Stock" and " -- Delaware Law and Certain Charter and Bylaw Provisions".

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 500,000 shares of Common Stock offered by the Company pursuant to this offering are estimated to be $21,575,000 ($28,431,200 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders hereunder. See "Principal and Selling Stockholders".


     The Company plans to use the net proceeds from this offering for working capital for the expansion of its business and for other general corporate purposes. The Company may also use a portion of the net proceeds of this offering to fund acquisitions of complementary businesses, products or technologies, although there are currently no commitments or understandings with respect to any such transactions. Pending such uses, the Company intends to invest such funds in short-term, investment-grade, interest-bearing instruments. The Company does not believe it can accurately estimate the amounts to be used for each purpose at this time. See "Risk Factors -- Significant Unallocated Net Proceeds".

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and currently intends to retain all available funds for use in the operation and expansion of its business. In addition, the Company's bank facility contains a covenant prohibiting the payment of cash dividends without the bank's consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". The Company does not anticipate that any cash dividends will be declared or paid in the foreseeable future.

                          MARKET PRICE OF COMMON STOCK

     Sapient's Common Stock is quoted on the Nasdaq National Market under the symbol "SAPE". The following table sets forth for the periods indicated the high and low sale prices for Sapient's Common Stock.


    1996                                                            HIGH       LOW
    ----                                                           ------     ------
    Second Quarter (from April 3, 1996)..........................  $58.25     $29.25
    Third Quarter................................................  $46.00     $29.75
    Fourth Quarter (through October 23, 1996)....................  $49.00     $44.50



     On October 23, 1996, the last reported sale price of Sapient's Common Stock was $46.50 per share. As of September 30, 1996, there were 171 holders of record of the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1996 (i) on an actual basis and (ii) as adjusted to give effect to the sale of 500,000 shares of Common Stock offered by the Company in this offering, after deducting the underwriting discount and estimated offering expenses. This table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                         SEPTEMBER 30, 1996
                                                                      -----------------------
                                                                      ACTUAL   AS ADJUSTED(1)
                                                                      -------  --------------
Long-term debt, less current portion................................  $    --      $    --
Preferred Stock, par value $.01 per share, 5,000,000 shares
  authorized; none issued...........................................       --           --
Common Stock, par value $.01 per share, 40,000,000 shares
  authorized; 10,945,635 shares issued and outstanding; 11,445,635
  shares issued and outstanding as adjusted.........................      109          114
Additional paid-in capital..........................................   32,650       54,220
Retained earnings...................................................    9,611        9,611
Notes receivable from stockholders..................................      (25)         (25)
                                                                      -------      -------
          Total capitalization......................................  $42,345      $63,920
                                                                      =======      =======


---------------
(1) Does not include 1,431,315 shares of Common Stock issuable upon exercise of stock options outstanding as of September 30, 1996. See
    "Management -- Benefit Plans".


                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The Balance Sheet Data at December 31, 1994 and 1995 and the
Statement of Income Data for the years ended December 31, 1994 and 1995 have been derived from the Financial Statements for such years, which have been audited by KPMG Peat Marwick LLP, independent auditors. The Statement of Income
Data for the year ended December 31, 1993 are derived from the Financial
Statements for such year which has been audited by Ernst & Young LLP, independent auditors, whose report appears elsewhere herein. The Balance Sheet
Data as of December 31, 1992 and 1993 and the Statement of Income Data for the year ended December 31, 1992 are derived from the Company's Financial Statements for such years, which are not included herein, all of which have been audited by Ernst & Young LLP, independent auditors. The selected data presented below for the nine month periods ended September 30, 1995 and 1996, and as of September
30, 1996, are derived from the unaudited Financial Statements of the Company included elsewhere in this prospectus which, in the opinion of management, have been prepared on the same basis as the audited Financial Statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for and as of such periods. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.
The Company was incorporated in September 1991 and financial information prior to 1992 is insignificant.


                                                                              NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                         ----------------------------------   -----------------
                                          1992     1993     1994      1995      1995      1996
                                         ------   ------  -------   -------   -------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATE)
STATEMENT OF INCOME DATA:
Revenues................................ $  953   $4,888  $ 9,373   $21,930   $14,090   $31,128
Operating expenses:
  Project personnel costs...............    497    1,670    4,310    10,084     6,614    14,699
  Selling and marketing.................     27       90      268     1,095       631     1,520
  General and administrative............    320    1,437    2,728     5,967     3,909     8,127
                                         ------   ------  -------   -------   -------   -------
          Total operating expenses......    844    3,197    7,306    17,146    11,154    24,346
Income from operations..................    109    1,691    2,067     4,784     2,936     6,782
Interest income (expense), net .........     (3)      --        9        10        28       626
                                         ------   ------  -------   -------   -------   -------
Income before income taxes..............    106    1,691    2,076     4,794     2,964     7,408
Income taxes............................     33      691      851     1,964     1,213     2,885
                                         ------   ------  -------   -------   -------   -------
Net income.............................. $   73   $1,000  $ 1,225   $ 2,830   $ 1,751   $ 4,523
                                         ======   ======  =======   =======   =======   =======
Net income per share.................... $ 0.01   $ 0.10  $  0.12   $  0.28   $  0.17   $  0.40
Weighted average common shares and
  equivalents...........................  8,557    9,792   10,115    10,257    10,281    11,445


                                                           DECEMBER 31,
                                                 --------------------------------   SEPTEMBER 30,
                                                 1992    1993     1994     1995         1996
                                                 ----   ------   ------   -------   -------------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................................  $174   $1,127   $1,649   $ 3,789      $42,375
Total assets...................................   237    2,296    6,349    12,086       51,490
Long-term debt, less current portion...........    31       56       61        37           --
Total stockholders' equity(1)..................   146    1,149    2,350     5,211       42,345

---------------
(1) The Company has never declared or paid any cash dividends.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Sapient performs its services on a fixed-price, fixed-timeframe basis. To determine its proposed fixed price for a project, the Company uses an internally developed estimation process which takes into account standard billing rates and the risks associated with the particular project, such as the number and type of key functions to be developed, the technology environment and application type to be applied, the project's timetable and the overall technical complexity of the project. Each fixed-price proposal must be approved by a member of the Company's senior management team.

     The Company recognizes revenues from fixed-price projects using the percentage of completion method based on the ratio of costs incurred to total estimated project costs. The Company has a resource tracking and allocation system, which is used to update the current estimate of costs to complete a project on a daily basis. Senior management reviews the progress of client projects on a weekly basis. The cumulative impact of any revisions to the estimate of the percentage of completion of any contract is reflected in the quarter in which such impact becomes known. Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which the losses are determined. See "Risk
Factors -- Fixed-Price Contracts". In certain limited situations, the Company sets the fixed price before the cost to complete the project can be estimated with reasonable certainty because design of the solution has not been fully completed. In such cases, the Company defers recognition of any profit on the project until more complete estimates of total contract costs can be made.

     The Company generally requires payment of 10% of the fixed fee prior to commencement of the Implementation stage of a project, bills 80% of the fee over the course of the project pursuant to a negotiated payment schedule and bills the remaining 10% upon completion. Revenues from contracts which exceed contractual billings with respect to such contracts are recorded as current assets and are shown as unbilled revenues on contracts in the Financial Statements. Billings in excess of revenues are recorded as current liabilities and are shown as deferred revenues in the Financial Statements.

     The Company's revenues and earnings may fluctuate from quarter to quarter based on such factors as the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects, and general economic conditions. See "Risk Factors -- Variability of Quarterly Operating Results". In addition, revenues from a large client may constitute a significant portion of the Company's total revenues in a particular quarter.

     From the beginning of 1995 through September 30, 1996, the Company's staff increased from 116 to 431 full-time employees and further significant increases are expected in the remainder of 1996. The Company has also expanded geographically by opening new offices, and expects to open additional offices. Personnel and rent expenses represent a high percentage of the Company's operating expenses and are relatively fixed in advance of any particular quarter. Accordingly, to the extent revenues do not increase at a rate commensurate with these additional expenses, the Company's results of operations could be materially and adversely affected. In addition, the Company's liquidity may also be adversely affected if revenues do not increase at a rate commensurate with these additional expenses to the extent the Company is unable to reduce operating expenses.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of revenues of certain items included in the Company's statements of income for the periods indicated:

                                                                                 NINE MONTHS
                                                                               ENDED SEPTEMBER
                                               YEAR ENDED DECEMBER 31,               30,
                                              --------------------------       ---------------
                                              1993       1994       1995       1995       1996
                                              ----       ----       ----       ----       ----
    Revenues................................  100 %      100 %      100 %      100 %      100 %
    Operating expenses:
      Project personnel costs...............   34         46         46         47         47
      Selling and marketing.................    2          3          5          4          5
      General and administrative............   29         29         27         28         26
                                              ---        ---        ---        ---        ---
              Total operating expenses......   65         78         78         79         78
                                              ---        ---        ---        ---        ---
    Income from operations..................   35         22         22         21         22
    Interest income.........................   --         --         --        ---        ---
    Income taxes............................   15          9          9          9          9
                                              ---        ---        ---        ---        ---
    Net income..............................   20 %       13 %       13 %       12 %       15 %
                                              ===        ===        ===       ====        ===

NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

  REVENUES

     Revenues for the first nine months of 1996 increased 121% over revenues for the first nine months of 1995. The increase in revenues reflects increases in both the size and number of client projects. The increase in "unbilled revenues on contracts" from $2.3 million at December 31, 1995 to $4.8 million at September 30, 1996 was primarily due to the increase in revenues in 1996, as well as to contractual billing and payment terms on certain projects which are more heavily weighted toward the end of projects.

  PROJECT PERSONNEL COSTS

     Project personnel costs consist primarily of salaries and employee benefits for personnel dedicated to client assignments and fees paid to subcontractors for work performed in connection with projects. These costs represent the most significant expense the Company incurs in providing its services. The increase in project personnel costs for the nine month period ended September 30, 1996 was primarily due to an increase in project personnel from 188 at September 30, 1995 to 350 at September 30, 1996. Project personnel costs remained constant as a percentage of revenues at 47% for the first nine months of 1995 and 1996.

  SELLING AND MARKETING

     Selling and marketing costs consist primarily of salaries, employee benefits, travel expenses and promotional costs. In the first nine months of 1996, selling and marketing costs as a percentage of revenues were 5%, compared to 4% in the first nine months of 1995. The increase was primarily the result of the Company's decision to expand its selling and marketing group, which grew from nine employees at September 30, 1995 to 20 employees at September 30, 1996.

  GENERAL AND ADMINISTRATIVE

     General and administrative costs consist primarily of expenses associated with the Company's management, finance and administrative groups, including personnel devoted to recruiting and training project personnel, and occupancy costs. The increase in general and administrative costs for the nine month period ended September 30, 1996 was primarily due to an increase in the incremental costs associated with the additional employees hired during 1996. The Company's total headcount increased from 225 at September 30, 1995 to 431 at September 30, 1996. As a percentage of revenues, general and administrative costs were 26% for the first nine months of 1996, compared to 28% in the first nine months of 1995. The decrease as a percentage of revenues in the first nine months of 1996 was a result of the growth in revenues combined with a decline in the administrative staff as a percent of total staff, lower travel related expenses and improved office space utilization.

  INTEREST INCOME

     Interest income for the first nine months of 1996 consisted of interest earned on the proceeds of the Company's initial public offering, which were invested primarily in tax-exempt, short-term municipal bonds.

  PROVISION FOR INCOME TAXES

     Income tax expense represents combined federal and state taxes at an effective rate of 39% for 1996 and 41% for 1995. The decrease in the effective tax rate primarily represents a reduction in the effective federal tax rate because excess cash has been invested in tax-exempt municipal bonds.

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

  REVENUES

     Revenues were $21.9 million in 1995, representing an increase of 134% over 1994 revenues of $9.4 million. Revenues in 1994 were 92% higher than 1993 revenues of $4.9 million. The increase in revenues in each period reflected increases in both the size and number of client projects. For 1995, the increase in revenues was primarily attributable to an increase in the number of client projects, but was also significantly impacted by an increase in the average size of client projects. Revenues derived from the Company's five largest clients in 1995, 1994 and 1993 as a percentage of total revenues were 58%, 87% and 96%, respectively. The Company expects the percentage of total revenues derived from its five largest clients in 1996 will represent a substantial portion of total revenues for such year. The increase in "unbilled revenues on contracts" from $18,000 at December 31, 1994 to $2.3 million at December 31, 1995 was primarily due to the increase in revenues in 1995 compared with 1994 as well as to contractual billing and payment terms on certain projects which are more heavily weighted toward the end of the projects.

  PROJECT PERSONNEL COSTS

     The increase in project personnel costs in 1994 and 1995 was primarily due to an increase in project personnel from 38 at the end of 1993 to 95 at the end of 1994 and 213 at the end of 1995. Project personnel costs increased as a percentage of revenues from 34% in 1993 to 46% in 1994 and 1995. The increase as a percentage of revenues in 1994 compared to 1993 was primarily due to an increase in the number of employees to more equitably allocate workload and in anticipation of future growth, as well as to higher salaries.

  SELLING AND MARKETING

     In 1995, selling and marketing costs as a percentage of revenues were 5% compared to 3% in 1994 and 2% in 1993. This increase was primarily a result of the Company's decision to expand its selling and marketing group, which grew from four employees at the end of 1994 to 13 employees at the end of 1995.

  GENERAL AND ADMINISTRATIVE

     As a percentage of revenues, general and administrative costs were 27% in 1995, compared to 29% in both 1994 and 1993. The decrease as a percentage of revenues in 1995 was a result of improved office space utilization. In addition, the administrative staff as a percentage of total staff declined in 1995.

  PROVISION FOR INCOME TAXES

     Income tax expense represents combined federal and state taxes at an effective rate of 41% for each year.

QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly results of operations of the Company for 1995 and the first three quarters of 1996. In the opinion of management, this information has been prepared on the same basis as the audited Financial Statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited Financial Statements and Notes thereto included elsewhere in this Prospectus. The quarterly operating results are not necessarily indicative of future results of operations.

                                                                           THREE MONTHS ENDED
                                        ----------------------------------------------------------------------------------------
                                        MARCH 31,         JUNE 30,       SEPTEMBER 30,       DECEMBER 31,         MARCH 31,
                                          1995      %       1995     %       1995        %       1995       %       1996      %
                                        ---------  ---    --------  ---  -------------  ---  ------------  ---    ---------  ---
                                                             (IN THOUSANDS, EXCEPT PERCENTAGE INFORMATION)
Revenues...............................   $3,618   100%    $4,567   100%     $5,905     100%    $7,840     100%     $9,267   100%
Operating expenses:
 Project personnel costs...............    1,640    45      2,093    46       2,881      48      3,470      44       4,552    49
 Selling and marketing.................       91     3        198     4         342       6        464       6         467     5
 General and administrative............    1,121    31      1,388    31       1,400      24      2,058      26       2,213    24
                                          ------   ---     ------   ---      ------     ---     ------     ---      ------   ---
      Total operating
       expenses........................    2,852    79      3,679    81       4,623      78      5,992      76       7,232    78
                                          ------   ---     ------   ---      ------     ---     ------     ---      ------   ---
Income from operations.................      766    21        888    19       1,282      22      1,848      24       2,035    22
Interest income (expense), net.........       27     1          3     1          (1)      0        (19)     (1)          5    --
                                          ------   ---     ------   ---      ------     ---     ------     ---      ------   ---
Income before income taxes.............      793    22        891    20       1,281      22      1,829      23       2,040    22
Income taxes...........................      325     9        365     8         524       9        750       9         816     9
                                          ------   ---     ------   ---      ------     ---     ------     ---      ------   ---
Net income.............................   $  468    13%    $  526    12%     $  757      13%    $1,079      14%     $1,224    13%
                                          ======   ===     ======   ===      ======     ===     ======     ===      ======   ===


                                         JUNE 30,       SEPTEMBER 30,
                                           1996     %       1996        %
                                         --------  ---  -------------  ---

Revenues...............................  $10,361   100%    $11,501     100%
Operating expenses:
 Project personnel costs...............    4,769    46       5,378      47
 Selling and marketing.................      575     6         479       4
 General and administrative............    2,726    26       3,188      28
                                         -------   ---     -------     ---
      Total operating
       expenses........................    8,070    78       9,045      79
                                         -------   ---     -------     ---
Income from operations.................    2,291    22       2,456      21
Interest income (expense), net.........      293     3         328       3
                                         -------   ---     -------     ---
Income before income taxes.............    2,584    25       2,784      24
Income taxes...........................      983    10       1,086       9
                                         -------   ---     -------     ---
Net income.............................  $ 1,601    15%    $ 1,698      15%
                                         =======   ===     =======     ===

STOCK-BASED COMPENSATION

     During October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans. SFAS 123 allows companies to retain the current approach set forth in APB Opinion No. 25 "Accounting for Stock Issued to Employees" for recognizing stock-based expense in the basic financial statements. Companies that do not follow the new fair value based method are required to provide pro forma disclosures of net income and earnings per share as if they had adopted the fair value accounting method. The Company has elected to continue to account for employee stock options under APB Opinion No. 25 and will provide the required expanded disclosures in the footnotes to its December 31, 1996 Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to its initial public offering, the Company financed its operations and investments in property and equipment primarily through cash generated from operations, bank borrowings and capital lease financing. In April 1996, the Company completed an initial public offering of Common Stock resulting in net proceeds to the Company of approximately $32.4 million. The Company has a revolving line of credit with Fleet Bank of Massachusetts, N.A. providing for borrowings of up to $5.0 million. Borrowings under this line of credit, which expires on June 30, 1997, are collateralized by the Company's accounts receivable and bear interest at the bank's prime rate. The line of credit includes covenants relating to the maintenance of certain financial ratios, such as minimum net worth and profitability, and prohibits the payment of any dividends. At September 30, 1996, the Company had no bank borrowings outstanding and no material capital commitments.

     Cash and cash equivalents increased to $29.3 million at September 30, 1996 from $0.4 million at December 31, 1995. The increase was primarily due to cash provided as a result of the completion of the Company's initial public offering and cash provided by operations.

     The Company believes that the cash provided from operations, borrowings available under its revolving line of credit, the net proceeds of its initial public offering and the net proceeds to the Company of this offering will be sufficient to meet the Company's working capital and capital expenditure requirements for the foreseeable future.

                                    BUSINESS

     Sapient designs, develops, integrates and implements high quality, flexible information technology applications and solutions for large organizations. The Company develops client/server and Internet-enabled client/server software applications designed to help organizations improve their processes and performance. The Company delivers its solutions for both enterprise-wide and departmental initiatives on a fixed-price, fixed-timeframe basis using its proprietary QUADD (Quality Design and Delivery) process. QUADD is a workshop-based, rapid development methodology which emphasizes active client participation to help visualize, prioritize and create time-critical business and technology solutions. The Company believes that the QUADD process is an important competitive differentiator that allows Sapient and its clients to better understand the clients' business needs, and to design, develop, integrate and implement solutions that address those needs.

     Sapient targets clients in information-intensive businesses, including financial services, telecommunications, utilities, manufacturing and retail, and state governments. Sapient's principal customers include Digital Equipment Corporation, Merrill Lynch, Pacific Bell Internet Services, Public Service Electric & Gas of New Jersey, the State of Maine and Wells Fargo.

BACKGROUND

     Pressure from competition, deregulation and technological innovation is accelerating the rate of change in business. Large organizations must adapt to these changes as well as improve service, lower costs, reduce cycle times, and increase value to customers. A key to achieving these objectives is improving the processes and the underlying business information systems by which organizations operate and deliver their products and services. As a result, the Company believes that the rapid and effective deployment of new processes and supporting systems will play an increasingly prominent role in an organization's competitiveness. These new processes and supporting systems must be deployed rapidly, meet current business needs and be flexible to adapt to changing requirements. The Company believes that client/server technologies allow for faster deployment and more functional and flexible applications and, as a result, are well suited to the information technology needs of large organizations.

     Although client/server technologies offer the promise of faster, more functional and more flexible software applications, implementing client/server solutions presents major challenges. Developing these solutions requires the expertise of many highly skilled individuals in client/server technologies and architectures and the management discipline to ensure that projects will be completed in appropriate timeframes and will fit current and future business needs. Information systems professionals with the needed technology skills to implement such solutions are in short supply and, even when they are available, companies are often reluctant to expand their information systems departments. Many organizations are also seeking ways to perform projects on a fixed-price, fixed-timeframe basis to mitigate the risks associated with large technology projects.

     The Company believes many businesses are concluding that using outside specialists who employ proven approaches to project management enables them to develop better solutions, in shorter timeframes, with reduced implementation risks. By employing outside expertise to gain these benefits, large organizations can improve their ability to compete by rapidly deploying new processes and the flexible business information systems that support them.

THE SAPIENT SOLUTION

     Sapient's QUADD process involves active client participation and is designed to rapidly deliver business applications that improve processes and performance. The Company believes that its solution offers the following advantages:

          Focus on Improved Business Processes and Information Systems. The Company's approach facilitates the concurrent definition of business processes and information systems, which helps ensure that its clients' business objectives are appropriately addressed by the information systems that Sapient develops.

          Fixed-Price and Fixed-Timeframe. The Company performs its services on a fixed-price, fixed-timeframe basis, which the Company believes aligns its objectives with those of its clients.

          Project Prioritization. Through the use of visual tools, the QUADD process enables the Company and its clients to prioritize needed changes in the clients' business and technology systems. Accurate prioritization helps clients maximize the return on their fixed-price investment in the Company's services.

          Short Development Timeframes. The Company believes that a rapid time to market for the solutions it develops is important to meet its clients' business objectives. Through the QUADD process, the Company divides, structures and manages the project to reduce the time needed to reach a solution for its clients.

STRATEGY

     The Company's objective is to be a leader in developing and delivering high quality, flexible business software applications that address core business needs of large organizations. To achieve this objective, the Company is pursuing the following strategies:

     ACHIEVE HIGH LEVELS OF CLIENT SATISFACTION. The Company believes that satisfying client expectations within established fixed contract prices and timeframes is critical to gaining repeat business and generating new business from referrals. To determine whether it is meeting client expectations, the Company employs a defined client feedback process designed to obtain continuous client evaluations throughout each engagement. More than 50% of the total cash compensation of the Company's senior executives involved in the delivery of client projects is directly linked to these measurements of client satisfaction.

     CONSISTENTLY EMPLOY AND CONTINUOUSLY ENHANCE THE QUADD PROCESS. The Company's interactive, proprietary QUADD methodology is at the core of its ability to deliver high quality solutions on a fixed-price, fixed-timeframe basis. The QUADD process is dynamic and scalable and the Company continuously strives to capture and implement process improvements. The Company believes that using and improving QUADD will enhance its competitive position in three key areas: quality, speed and predictability of delivery.

     EXPAND IN KEY VERTICAL MARKETS. The Company believes that large organizations with intensive information processing needs in key vertical markets, such as financial services, telecommunications, utilities, manufacturing, retail and state governments, provide the best near-term market opportunities for the Company's services. The Company intends to continue to focus its sales, marketing and development efforts on high-value opportunities in these markets by leveraging its vertical market expertise and client base. The Company also intends to continue to explore opportunities to provide its services in other industry sectors with similar needs.

     DEVELOP AND LEVERAGE PROPRIETARY APPLICATION FRAMEWORKS. In the course of its engagements, the Company has developed, and expects to continue to develop, software application components and software application frameworks that it will use, in connection with the QUADD process, in client engagements. The Company has developed application frameworks for several important business functions, including automated work management, wireless dispatching and variable sales compensation. Leveraging these application components and frameworks should allow the Company to reduce the time required to complete projects, limit project risks and enhance the Company's marketing capability.

     APPLY NEW TECHNOLOGIES AND ARCHITECTURES. Although its engagements to date have principally involved the Company's client/server expertise, the Company has also performed work involving new technology architectures. For example, several of the Company's client projects employ Internet-enabled client/server technology. The Company's strategy is to apply new technologies and architectures as they are developed and become appropriate for use in specific projects.

     ATTRACT AND RETAIN HIGHLY SKILLED, MOTIVATED EMPLOYEES. Because the Company believes that its future success depends upon its ability to continue to attract and retain highly skilled employees, the Company focuses on maintaining its corporate culture, employment environment and incentive systems to continue to motivate and reward its employees and to align their goals with those of the Company.

SERVICES

     The Company developed QUADD as an innovative approach to designing, developing and implementing business solutions. QUADD is a highly disciplined, integrated, workshop-oriented methodology which emphasizes short cycle times and fixed-price, fixed-timeframe projects. QUADD uses a high level of client interaction to achieve timely delivery of high quality, flexible solutions to meet the client's business needs.

     The QUADD process consists of the following four stages, each of which integrates the disciplines of strategy, process and technology:

               [Diagram showing the stages of the Company's QUADD
                     (Quality Design and Delivery) process]

     While the QUADD process is designed as an integrated approach, each stage represents a separate contractual commitment and concludes with the delivery of a discrete value-added deliverable. Clients are able to elect at each stage whether to proceed to the next stage of the process. Fees for most client engagements which involve the completion of all stages of the QUADD process range from approximately $750,000 to $5,000,000.

     RIP WORKSHOP. The RIP (Rapid Implementation Plan) workshop is designed to rapidly identify the client's needs and develop a strategy and action plan to meet those needs. A team of Sapient personnel leads the RIP workshop at one of the Company's 13 Design Centers. A cross-functional team of executives, managers and end-users from the client's various business and technical units works with the Sapient team to create a common vision, goal and action plan.

     The RIP workshop uses visual tools and approaches, including process matrices, prototyping and electronic storyboards, to help clients articulate their needs more clearly than with traditional interview methods. The RIP workshop employs rapid iteration and prioritization to focus on those aspects of a solution that will provide the greatest business benefit and generally concludes with consensus on the following key items: a clear statement of the client's business need; a statement of vision that addresses the business need; a plan to achieve the vision; a visual representation of the solution; and a cost/benefit analysis of, and if appropriate, a business justification for proceeding with, the outlined plan. The client team generally presents an executive summary of the workshop to other senior members of the client's organization. The Company believes these presentations increase the likelihood that the client will proceed to the Design stage.

     DESIGN. In the Design stage, a team consisting of Company and client participants outlines more thoroughly the proposed processes and required software applications. This workshop focuses on functional definition, identifies process redesign opportunities and attempts to synthesize broad-based support for the proposed changes. During this stage, the Company again uses rapid prototyping and electronic storyboards, as well as object modeling techniques, to help the project team iteratively define system functionality, process flows, systems architectures and object models. The Company also uses software and techniques it has developed to help clients visualize batch processes or other difficult to define business processing elements. In addition, during this workshop the project team typically creates a detailed prototype and defines the required system interfaces.

     The client's workshop participants typically present the proposed solution to other members of the client's organization both during and at the end of the Design stage. The Company believes that these client presentations are critical to validating the workshop's results and gaining broad-based support for the proposed changes and also increase the likelihood that the client will commit to complete development of the proposed solution. At the conclusion of Design, the client and the Sapient teams generally have defined a proposed solution to the client's business needs and a detailed plan to develop and implement this solution. At this point, the Company generally delivers to the client a fixed-price, fixed-timeframe proposal for developing and implementing the solution. In addition to pricing and timing, this proposal identifies the critical tasks for the client to complete, such as preparing interfaces to and modifications of legacy systems, preparing, formatting and collecting existing data and testing and verifying the software application.

     IMPLEMENTATION. Implementation primarily involves the development and testing of a new software application, or customization of an existing third-party application or Sapient application framework, to meet the client's needs identified during the Design stage.

     A Sapient project manager and system architect manage Sapient's development team, which usually consists of five to thirty people. The project manager tracks the progress of the implementation on a daily basis and senior management reviews each project's progress on a weekly basis by analyzing its expected time to completion as compared to previous estimates. The Sapient development team typically works in a dedicated workspace within the Company's 40 Development Centers.

     Throughout the Implementation stage, Sapient and the client work together to ensure that the solution continues to meet the client's business needs. Proposed changes in the scope of the project resulting from a change in the client's needs are analyzed using the QUADD process, and any adjustments to the contract's fixed-price, fixed-timeframe parameters are negotiated in advance of implementing the change.

     During the later parts of the Implementation stage, technical, process, data and organizational changes are integrated into the client's organization. At this time, the Company may also participate in rolling out the application and training end-users as it transitions the solution to the production environment. Implementation generally ends with the delivered software application in use in the client's business.

     PRODUCTION. During the Production stage, the Company maintains, enhances and supports the solution after it has been installed and is operational. Generally, the Company provides at least six months of production support and maintenance after a system has been installed, pricing for which is agreed upon during the Implementation stage. After the initial six-month period, clients may assume responsibility for on-going support or choose to have Sapient provide these services under a separate fixed-price agreement. To date, revenues from support/maintenance agreements have not been material to the Company.

     CLIENT SATISFACTION AND CONTINUOUS QUADD PROCESS IMPROVEMENT. Achieving high levels of client satisfaction is fundamental to the Company's business strategy. The Company has designed formal processes to measure client satisfaction at frequent points throughout each engagement. At the end of each QUADD stage, and at multiple times during the Implementation stage, clients complete written evaluations of Sapient, the QUADD process, and the project's deliverables. The Company also performs internal peer reviews at various points during Design and Implementation to track the consistency of implementation of the QUADD process, to review technical design and implementation of the solution and to identify and address potential development problems at an early stage. These internal reviews are performed by senior technical and management personnel. The compensation of all project personnel is based to some degree on, and more than 50% of the total cash compensation of the Company's senior executives involved in the delivery of client projects is directly linked to, these measurements of client satisfaction.

     Sapient has a dedicated staff who review and analyze all client evaluations to identify possible improvements to the QUADD process. A member of this staff also attends the Sapient debriefing held after each stage of the QUADD process to capture ideas for improvement. From this information, the QUADD staff identifies potential enhancements to the QUADD process, which are disseminated throughout the Company. The QUADD staff is also responsible for training new employees in the QUADD process.

MARKETS AND CLIENTS

     Sapient focuses its marketing efforts on clients in information-intensive businesses, including financial services, telecommunications, utilities, manufacturing and retail, and state governments. Many large organizations in these vertical markets have moved over the past several years to client/server computing and require the type of services provided by the Company. Within these vertical markets, the Company has targeted clients with large scale information access and processing needs. The Company intends to continue to explore opportunities to provide its services in other industry sectors with similar needs.

     The Company expects, based on its past experience, that a significant portion of its annual revenues will be derived from a relatively small number of major client projects. In 1995, the Company's five largest clients accounted for approximately 58% of its revenues. Merrill Lynch, Public Service Electric & Gas of New Jersey and Digital Equipment Corporation each accounted for more than 10% of such revenues and three other clients each accounted for more than 5% of such revenues. In the first nine months of 1996, the Company's five largest clients accounted for approximately 61% of its revenues. Digital Equipment Corporation and Wells Fargo each accounted for more than 10% of such revenues and three other clients each accounted for more than 5% of such revenues. The volume of work performed for specific clients is likely to vary from year to year, and a significant client in one year may not use the Company's services in a subsequent year. In addition, revenues from a large client may constitute a significant portion of the Company's total revenues in a particular quarter. See "Risk
Factors -- Customer Concentration; Dependence on Large Projects".

     While each client engagement differs, the following case studies illustrate the types of business needs the Company has addressed:

     WELLS FARGO. Wells Fargo, a leading commercial bank based in California, retained Sapient to design an online, real-time banking system targeted to small business users. Working closely with a cross-functional team from Wells Fargo throughout the QUADD process, Sapient designed, developed and implemented the system, called "Business Gateway", in less than a year, making it one of the banking industry's first such systems to be commercially available.

     Business Gateway uses Windows-based software to create a convenient new channel for online banking in a World Wide Web server/browser environment. Using Business Gateway, Wells Fargo's small-business customers can transfer money between accounts, view real-time account information and balances, track when checks have cleared and request stop payment orders. In addition, the system is designed to automatically alert users upon login to any potential overdraft situations, thereby enabling them to take corrective action, in many cases before incurring overdraft charges. The system allows small businesses to authorize employee access to selected accounts and to place limits on a user's authority to make transactions or access information. Business Gateway is designed to accommodate a high number of concurrent users, 24 hours a day, seven days a week, while providing customers with an easy-to-use, high quality service. The system is also designed to be highly flexible and adaptable to future changes in network configurations and technological advances.

     SONAT POWER MARKETING. Sonat Power Marketing, Inc., an electric power marketer owned by Sonat Inc., retained Sapient to assist it in quickly developing an electric power marketing system designed to respond to the new market opportunity created by the Federal Energy Regulatory Commission's April 1996 order promoting competition in the wholesale electricity market.

     Sapient designed, developed and implemented the new system, called "RAMP", in three months. Introduced in June 1996, RAMP has helped provide Sonat Power Marketing with an opportunity to expand its electricity marketing business nationwide by enabling it to manage end-to-end electricity trading in North America. The new system is designed to manage customer contacts (including initiation and prioritization of key buyers), list available power and corresponding market prices, administer contracts, rapidly execute power trades between utilities, generate trade confirmations and invoices, and schedule power flow across North America (including the ability to manage short or long positions at each interface point in the U.S. power grid).

     STATE OF MAINE. Recent federal legislative changes have shifted a greater number of Medicaid-related financial, administrative and management responsibilities to the states. Faced with escalating costs for its Medicaid program and fewer federal dollars to support recipients' needs, the State of Maine's Bureau of Medical Services ("BMS") recognized that it needed a more cost-effective way to administer its Medicaid program. BMS retained Sapient to develop a system to assist in the transition of the majority of Maine's Medicaid recipients from a traditional "fee-for-service" program to a managed care program.

     Working closely with BMS personnel in RIP and Design workshops, Sapient helped BMS redesign its organizational infrastructure and reach internal consensus on policy decisions for the project. During the subsequent stages of the QUADD process, Sapient developed and implemented a client/server-based managed care enrollment and capitation system, called "MECAPS". The new system enables BMS to assign primary care providers and to establish capitated rates for different subsets of individuals within its managed care population. MECAPS automatically recalculates capitated rates and adjusts periodic payments to managed care providers based upon changes to Medicaid recipients' status. In addition, information from managed care organizations inputed in MECAPS enables BMS to more effectively monitor the receipt of care by Medicaid recipients. This in turn assists BMS in better understanding the components of its program-wide expenditures and highlights opportunities for preventative care and potential efficiencies.

     In conjunction with the MECAPS project, the State of Maine has also engaged Sapient to design a system for enhancing its ability to monitor and manage its entire Medicaid program. The Maine Medicaid Decision Support System currently being designed by Sapient is intended to provide improved access to Medicaid claims data and allow the state to monitor the quality of care delivered in Maine.

     MERRILL LYNCH. Merrill Lynch retained Sapient to design a new mortgage allocation system to support Merrill Lynch's mortgage-backed securities trading unit. Initially, a cross-functional team from Merrill Lynch comprised of traders, allocators and information systems professionals, participated in a five-day RIP workshop. The workshop team identified a number of ways to improve Merrill Lynch's existing system, which required extensive manual operations. The workshop team then outlined a new automated client/server system, called "AWESOME", designed to enable Merrill Lynch to maintain its high volume of trading, but with better performance and fewer operations staff.

     The new system allows each mortgage-backed securities allocator to enter, process and distribute trade and inventory information from his or her workstation. Previously, information was entered and processed in several different systems, which required the allocators to switch frequently between numerous screens and documents. Access to consolidated real-time data on one screen enables allocators to make more informed business decisions. The new system also includes an automatic notification feature and integrated fax server for distributing trade information to the trade's counterparty. Previously, Merrill Lynch's allocators and sales force had to manually fax mortgage pool information to investors before the market's 3:00 p.m. deadline to avoid overnight finance charges.

     The AWESOME system is one of several applications Sapient has developed for Merrill Lynch. The Company has implemented applications for Merrill Lynch's whole loan trading and operations system and its repurchase agreement collateral allocation system.

SELLING AND MARKETING

     During 1995, the Company decided to strategically align its selling and marketing efforts along key vertical markets. To implement this plan, the Company significantly expanded its dedicated sales and marketing force by hiring several individuals with experience in the industry sectors on which the Company focuses. This group works with Sapient's senior management, which continues to be involved in a significant portion of Sapient's sales and marketing activities. The Company believes that focusing on vertical markets will broaden its knowledge and expertise in selected key industries, and generate additional client engagements in these industries.

     The Company's direct sales force employs a variety of business development and marketing techniques, including presenting QUADD at industry trade shows, sponsoring "Industry Leaders Dinners" and direct marketing activities. In addition to other marketing strategies, the Company believes that satisfying client expectations within established fixed contract prices and time schedules is critical to gaining repeat business and obtaining new business from referrals.

     As of September 30, 1996, the Company's selling and marketing group consisted of 20 employees in its three offices.

     The Company's services typically require a substantial financial commitment by clients. Sales cycles typically range from two to six months from the time the Company initially meets with a prospective client until the client decides whether to authorize commencement of an engagement. The Company often encounters longer sales cycles for clients such as utilities and state governments.

     The Company generally enters into written commitment letters with its clients at or around the time it commences work on a project. These commitment letters generally contemplate that Sapient and the client will subsequently enter into a more detailed agreement. These written commitments and contracts contain varying terms and conditions and the Company does not generally believe it is appropriate to characterize them as consisting of backlog. In addition, because these written commitments and contracts often provide that the arrangement can be terminated with limited advance notice or penalty, the Company does not believe the projects in process at any one time are a reliable indicator or measure of expected future revenues. In the event a client terminates a project, the client would remain obligated to pay the Company for services performed through the termination date.

COMPETITION

     The markets for the Company's services are highly competitive. The Company believes that it currently competes principally with the internal information systems groups of its prospective clients, as well as with consulting and software integration firms, including Andersen Consulting, the "Big Six" accounting firms, IBM, Cambridge Technology Partners, SHL Systemhouse (a subsidiary of MCI), and Computer Sciences Corporation, and with application software vendors. Many of these companies have significantly greater financial, technical and marketing resources than the Company and generate greater revenues and have greater name recognition than Sapient. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced and expects to continue to face, additional competition from new entrants into its markets.

     The Company believes that the principal competitive factors in its markets include quality of service and deliverables, speed of development and implementation, price, project management capability and technical and business expertise. The Company believes it competes favorably with respect to these factors and that its QUADD methodology, focus on providing high-quality solutions to client business needs and fixed-price, fixed-timeframe contracting practices distinguish it from its competitors.

HUMAN RESOURCES

     As of September 30, 1996, the Company had 431 full-time employees, comprised of 350 project personnel, 61 employees in finance and administration and 20 employees in sales and marketing. The Company's management believes that certain key values, namely, client-focused delivery, leadership, openness, and professional growth, are critical to attaining success and has developed the Company's corporate culture around these values. To encourage the achievement of these values, Sapient rewards teamwork and promotes individuals who demonstrate these values. Also, the Company has an intensive orientation program for new employees, a variable compensation system centered around these values, and an internal group to help define, track and promote these values. The Company believes that its growth and success are attributable in large part to the high caliber of its employees and the Company's commitment to maintain the values on which its success has been based. The Company believes that it has been successful in its efforts to attract and retain the number and quality of professionals needed to support present operations and future growth, in part because of its emphasis on training and its QUADD methodology, which allows employees to progress with one client through multiple phases of a project. The Company intends to continue to recruit, hire and promote employees who share the Company's values.

     The Company believes that its future success will depend in large part upon its ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Although the Company expects to continue to attract sufficient numbers of highly-skilled employees and to retain its existing project managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so. See "Risk Factors -- Need to Attract and Retain Professional Staff".

     None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

INTELLECTUAL PROPERTY RIGHTS

     The Company's success is dependent, in part, upon its proprietary QUADD methodology and other intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws, to protect its proprietary rights. The Company enters into confidentiality agreements with its employees, generally requires that its consultants and clients enter into such agreements, and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     The Company's business generally involves the development of software applications for specific client engagements. Ownership of such software is the subject of negotiation and is frequently assigned to the client, with the Company frequently retaining a license for certain uses. The Company also develops software application frameworks and it is the Company's strategy to retain significant ownership or marketing rights to these application frameworks and to build application frameworks which it can market and adapt through further customization for future client projects. In connection with Implementation stage projects which use previously developed application frameworks, the Company may, in certain cases, obtain a license fee from the client for use of the framework and a development fee from such client for any required additional customization of the framework. A portion of the license fee will generally be paid as a royalty to the client for which the original framework was developed pursuant to such original client's agreement with the Company.

FACILITIES

     The Company's headquarters and principal administrative, finance, sales and marketing operations are located in approximately 70,000 square feet of leased office space in Cambridge, Massachusetts. The Company also leases approximately 35,000 square feet in metropolitan New York and 14,000 square feet in San Francisco. The Company expects that additional space will be required as it expands its business and believes that it will be able to obtain suitable space as needed.

LEGAL PROCEEDINGS

     Except as described below, there are no legal proceedings to which the Company is a party or to which any of its property is subject. In April 1996 a former employee of the Company (the "Plaintiff") commenced suit against the Company and certain of its executive officers, both individually and in their capacities as officers of the Company, in Middlesex Superior Court, Commonwealth of Massachusetts. The Plaintiff's complaint alleges, among other things, wrongful termination of his employment. In addition to seeking unspecified damages, the Plaintiff is demanding that the Company issue to him 35,000 shares of the Company's Common Stock pursuant to certain stock options that had previously been granted to him. In July 1996, the Plaintiff amended his complaint to add a new claim for an additional 50,000 shares of Common Stock which he claims the Company owed him pursuant to a purported oral option agreement for fully vested shares. In August 1996, the court allowed the Company's motion to compel arbitration of the Plaintiff's claims. The Plaintiff has indicated that he will submit his claims to arbitration. Management denies that it breached any obligations or duties to the Plaintiff, and believes that the Company has meritorious defenses (including that a substantial number of the 35,000 shares subject to the stock options that were granted to the Plaintiff had not vested in accordance with their terms at the time the Plaintiff's employment was terminated by the Company). The Company intends to vigorously defend the suit. Although the Company does not expect the suit to have a material adverse effect on the Company's business, operating income or financial condition, an adverse judgment or settlement could have a material adverse effect on the operating results reported by the Company for the period in which any such adverse judgment or settlement occurs.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The executive officers, key employees and directors of the Company are as follows:

                   NAME                      AGE                    POSITION
-------------------------------------------  ---   -------------------------------------------
Jerry A. Greenberg.........................  30    Co-Chairman of the Board of Directors,
                                                     Co-Chief Executive Officer and Director
J. Stuart Moore............................  34    Co-Chairman of the Board of Directors,
                                                     Co-Chief Executive Officer and Director
Sheeroy D. Desai...........................  30    Executive Vice President
Susan D. Johnson...........................  31    Chief Financial Officer
Douglas J. Abel............................  35    Vice President
Patricia P. Bentley........................  42    Vice President
Preston B. Bradford........................  40    Vice President
Steven B. Chanin...........................  28    Vice President
Christopher R. Davey.......................  32    Vice President
Anthony S. Jules...........................  28    Vice President
Craig P. Kauffman..........................  36    Vice President
Mark P. Lobene.............................  42    Vice President
Michael B. Stankus.........................  38    Vice President
Desmond P. Varady..........................  31    Vice President
R. Stephen Cheheyl(1)(2)...................  50    Director
Darius W. Gaskins, Jr.(1)(2)...............  57    Director
Bruce D. Parker (1)(2).....................  48    Director
Carl S. Sloane (1)(2)......................  59    Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Mr. Greenberg co-founded the Company in 1991 and has served as co-Chairman of the Board of Directors and co-Chief Executive Officer and as a director since the Company's inception.

     Mr. Moore co-founded the Company in 1991 and has served as co-Chairman of the Board of Directors and co-Chief Executive Officer and as a director since the Company's inception.

     Mr. Desai joined the Company in September 1991 and has served as Executive Vice President since September 1994. Mr. Desai is responsible for the management of the Company's metropolitan New York office. From September 1990 to September 1991, Mr. Desai was a senior consultant at JYACC, Inc., a client/server software tools company.

     Ms. Johnson joined the Company as Chief Financial Officer in February 1994. From April 1991 to February 1994, Ms. Johnson was employed by Bitstream, Inc., a software company, where she served in various finance positions prior to becoming Chief Financial Officer. Prior to joining Bitstream, from June 1987 to April 1991, Ms. Johnson was a senior accountant at Arthur Andersen & Company, an international accounting firm.

     Mr. Abel joined Sapient in September 1992 and became a Vice President in January 1996. Mr. Abel is based in the metropolitan New York office and is responsible for client relations and the delivery of projects. From June 1992 until September 1992, he was in the technical marketing group at Software Emancipation Technology, a developer of software tools. From June 1987 until May 1992, Mr. Abel was a senior software engineer at Alliant Computer Systems Corp.

     Ms. Bentley joined the Company in June 1992 and became a Vice President in April 1995. Ms. Bentley is based in the metropolitan New York office and is responsible for client relations and the delivery of projects. Ms. Bentley is also a doctoral candidate in Science, Technology and Society at the Massachusetts Institute of Technology ("MIT"). Prior to joining the Company, Ms. Bentley was pursuing her doctoral studies at MIT on a full-time basis.

     Mr. Bradford joined the Company in September 1994 and became a Vice President in April 1995. Mr. Bradford is based in the Company's Cambridge office and is responsible for client relations and the delivery of projects. From March 1992 to September 1994, Mr. Bradford was Director of Sales Compensation and Corporate Marketing with Sprint Communications, Inc., a telecommunications company, and from July 1988 until February 1992, Mr. Bradford was a Regional Sales Director at Sprint.

     Mr. Chanin joined Sapient in January 1992 and became a Vice President in April 1995. Mr. Chanin is based in the Company's metropolitan New York office and is responsible for client relations and the delivery of projects. From January 1991 until January 1992, Mr. Chanin was a member of the technology staff of Oracle Corporation, a computer software development company.

     Mr. Davey joined the Company in February 1993 and became a Vice President in September 1994. Mr. Davey is responsible for new business development in several key vertical markets as well as corporate marketing. From June 1992 until February 1993, Mr. Davey served as a Regional Sales Director with Aurum Software, Inc., a computer software development company. From October 1990 until June 1992, Mr. Davey was a Regional Sales Manager with Pansophic Systems, an applications software firm.

     Mr. Jules joined Sapient in June 1992 and became a Vice President in September 1994. Mr. Jules is responsible for the management of the Company's San Francisco office. Prior to joining Sapient, Mr. Jules was enrolled in a Ph.D. program at MIT.

     Mr. Kauffmann joined the Company in May 1995 and became a Vice President in June 1996. Mr. Kauffman is based in the Company's Cambridge office and is responsible for client relations and the delivery of projects. From 1985 to May 1995, Mr. Kauffman was a principal at CSC Consulting and Systems Integration, a division of Computer Sciences Corporation, a software development company, focusing in their manufacturing, distribution and retail practices.

     Mr. Lobene joined the Company in February 1996 and became a Vice President in May 1996. Mr. Lobene is based in the metropolitan New York office and is responsible for new business development and sales administration in financial services and insurance, as well as for international opportunities. From 1988 until joining the Company, Mr. Lobene held various business development and sales positions at Teknekron Software Systems, Inc. of Palo Alto (now TIBCO), a systems integrator, most recently as Senior Director of Business Development.

     Mr. Stankus joined Sapient in March 1995 and became a Vice President in January 1996. Mr. Stankus is responsible for new business development in several key vertical markets as well as sales administration. From August 1989 until March 1995, Mr. Stankus was a member of the sales management group of CompuServe, Inc., a computer information service and networking services provider ("CompuServe"), most recently as Manager of Strategic Projects.

     Mr. Varady joined the Company in October 1993 and became a Vice President in September 1994. Mr. Varady is based in the Company's Cambridge office and is responsible for client relations and the delivery of projects. From February 1993 until October 1993, Mr. Varady served as an assistant Vice President for Citicorp, a multinational banking organization. From October 1990 until February 1993, Mr. Varady was an account manager with CompuServe.


     Mr. Cheheyl has been a director of the Company since January 1996. From October 1994 until he retired on December 31, 1995, Mr. Cheheyl served as Executive Vice President, Business Operations of Bay Networks, Inc., a manufacturer of computer networking products, which was formed through the merger of Wellfleet Communications, Inc. ("Wellfleet") and Synoptics Communications, Inc. From December 1990 to October 1994, Mr. Cheheyl served as Senior Vice President, Finance and Administration of Wellfleet. Mr. Cheheyl is also a director of Auspex Systems, Inc., ON Technology Corporation and Software 2000, Inc.

     Mr. Gaskins has been a director of the Company since September 1995. Mr. Gaskins is a founding partner of Carlisle, Fagan, Gaskins & Wise, Inc., a management consulting firm, which was formed in May 1993. Since June 1991, Mr. Gaskins has also been a partner of High Street Associates, Inc., which owns and manages specialty chemical companies. From June 1989 until June 1991, Mr. Gaskins was a visiting professor at the Center for Business and Government at the John F. Kennedy School of Government. Previously, he served as President and Chief Executive Officer of Burlington Northern Railroad and as Chairman of the Interstate Commerce Commission. Mr. Gaskins is also a director of Anacomp Inc., UNR Industries, Inc. and Northwestern Steel and Wire Company.

     Mr. Parker has been a director of the Company since September 1995. Mr. Parker has been Senior Vice President -- Management Information Systems and Chief Information Officer at Ryder System, Inc., a transportation company, since September 1994. From April 1993 to September 1994, Mr. Parker served as a Vice President of American Airlines, Inc. and as President of its Sabre Development Services Division. Mr. Parker served as Vice President of Sabre Computer Services Division from 1988 until April 1993 and as Managing Director of Customer Services for Sabre Computer Services Division from 1987 to 1988.

     Mr. Sloane has been a director of the Company since September 1995. Mr. Sloane is the Ernest L. Arbuckle Professor of Business Administration at Harvard University's Graduate School of Business Administration, where he has been a member of the faculty since September 1991. Previously, he served as Chairman and Chief Executive Officer of Temple, Barker and Sloane, Inc., a management consulting firm, and its successor corporation, Mercer Management Consulting, Inc. Mr. Sloane is also a director of Ionics, Inc.

     The Board of Directors is divided into three classes, each of whose members serves for a staggered three-year term. The Board is comprised of two Class I Directors (Messrs. Greenberg and Parker), two Class II Directors (Messrs. Moore and Gaskins), and two Class III Directors (Messrs. Sloane and Cheheyl). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held following the end of calendar years 1996, 1997 and 1998, respectively.

     Executive officers of the Company are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

DIRECTOR COMPENSATION

     Directors of the Company are reimbursed for expenses incurred in connection with their attendance at Board and committee meetings. Directors receive no other cash compensation for serving as directors.

     On January 10, 1996, each of the Company's four non-employee directors was granted a stock option under the Company's 1992 Stock Plan to acquire 5,000 shares of Common Stock at an exercise price of $8.00 per share, which the Board determined to be the fair market value of the Common Stock on such date. Such options vest in four equal annual installments starting on the first anniversary of the date of grant.

     In February 1996, the Company adopted the 1996 Director Stock Option Plan (the "Director Plan"), pursuant to which each non-employee director elected to the Board of Directors in the future will be granted an option, upon his or her initial election as a director, to purchase 5,000 shares of Common Stock. All options granted under the Director Plan will have an exercise price equal to the fair market value of the Common Stock on the date of grant, will vest over a four period, provided the optionholder continues to serve as a director of the Company, and will expire ten years from the date of grant (subject to earlier termination in the event the optionee ceases to serve as a director of the Company). The total number of shares of Common Stock that may be issued under the Director Plan is 30,000 shares.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION

     The following table sets forth certain information with respect to the compensation for the year ended December 31, 1995 of the Company's co-Chairmen of the Board of Directors and co-Chief Executive Officers and for the one other person who served as an executive officer of the Company during the year ended December 31, 1995 whose cash compensation exceeded $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                        ANNUAL COMPENSATION(1)
                                                        -----------------------      ALL OTHER
             NAME AND PRINCIPAL POSITION                SALARY($)   BONUS($)(2)   COMPENSATION(3)
------------------------------------------------------  ---------   -----------   ---------------
Jerry A. Greenberg....................................   $50,000     $ 110,500        $     0
  Co-Chairman of the Board of
     Directors; Co-Chief Executive Officer
J. Stuart Moore.......................................    50,000       110,500              0
  Co-Chairman of the Board of
     Directors; Co-Chief Executive Officer
Sheeroy D. Desai......................................    50,000        80,750          1,250
  Executive Vice President

---------------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or ten percent of the total annual salary and bonus for the Named Executive Officer for such year.

(2) Represents payments made or to be made under the Company's 1995 Executive Bonus Program for services rendered by the Named Executive Officer in 1995.

(3) Represents the Company's matching contribution under the Company's 401(k) Plan.

     All of the Company's executive officers have executed agreements which prohibit them from competing with the Company for a period of 12 months following termination of their employment with the Company.

  OPTION GRANTS, EXERCISES AND YEAR-END OPTION VALUES

     The Company did not grant any stock options to the Named Executive Officers in 1995. The following table sets forth certain information concerning each exercise of a stock option during the year ended December 31, 1995 by each of the Named Executive Officers and the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1995.

                 AGGREGATED OPTION EXERCISES IN FISCAL 1995 AND
                         FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF                     VALUE OF
                                                              SHARES UNDERLYING                UNEXERCISED
                                                                 UNEXERCISED                  IN-THE-MONEY
                                                                 OPTIONS AT                    OPTIONS AT
                                                            DECEMBER 31, 1995(#)         DECEMBER 31, 1995($)(1)
                         SHARES ACQUIRED      VALUE      ---------------------------   ---------------------------
          NAME           ON EXERCISE(#)    REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------ ---------------   -----------   -----------   -------------   -----------   -------------
Jerry A. Greenberg(2)...          --               --           --             --              --             --
J. Stuart Moore(2)......          --               --           --             --              --             --
Sheeroy D. Desai........      35,000        $ 113,950       62,500        114,000       $ 481,055      $ 790,350

---------------
(1) Calculated by determining the difference between the deemed fair market value per share of the securities underlying the options on December 31, 1995 ($8.00) and the exercise price.

(2) Messrs. Greenberg and Moore do not participate in the Company's 1992 Stock Plan. The Company has never issued any stock appreciation rights.

BENEFIT PLANS

     1992 STOCK PLAN. As of September 30, 1996, 1,273,415 shares were subject to outstanding stock options or awards granted under the Company's 1992 Stock Plan (the "1992 Stock Plan"). The outstanding stock options generally become exercisable over a four-year period, are nontransferable, and expire six years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with the Company). No further stock awards will be granted under the 1992 Stock Plan.

     1996 EQUITY STOCK INCENTIVE PLAN. The Company's 1996 Equity Stock Incentive Plan (the "1996 Stock Plan") permits the Company to grant options to purchase Common Stock, to make awards of restricted Common Stock, and to issue certain other equity-related securities of the Company to employees and directors of and consultants to the Company. The total number of shares of Common Stock which may be issued under the 1996 Stock Plan is 2,400,000 shares. The maximum number of shares which may be issued to any individual under the 1996 Stock Plan is 250,000 per year. As of September 30, 1996, 157,900 shares were subject to outstanding stock options granted under the 1996 Stock Plan. Stock options entitle the optionee to purchase Common Stock from the Company for a specified exercise price during a period specified in the applicable option agreement. Restricted stock awards entitle the recipient to purchase or otherwise receive Common Stock from the Company under terms which provide for vesting over a period of time and forfeiture of the unvested portion of the Common Stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. The 1996 Stock Plan is administered by the Compensation Committee of the Board of Directors, which selects the persons to whom stock awards are granted and determines the number of shares of Common Stock covered by the award, its exercise or purchase price, its vesting schedule and (in the case of stock options) its expiration date. Stock options granted under the 1996 Stock Plan will be nontransferable, and it is expected that they will generally become exercisable over a four-year period and expire ten years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with the Company).

     1996 EMPLOYEE STOCK PURCHASE PLAN. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") authorizes the issuance of up to a total of 150,000 shares of Common Stock to participating employees through a series of six semiannual offerings, which commence on each July 1 and January 1. The first such offering commenced on July 1, 1996. The maximum number of shares available in each offering is 25,000 shares, plus any unpurchased shares available from previous offerings. Any employee of the Company or a participating subsidiary is eligible to participate in an offering if he or she is regularly employed by the Company or the subsidiary for at least 20 hours a week and for more than five months in a calendar year on the first day of the applicable offering. The price at which employees may purchase Common Stock in an offering is 85% of the closing price of the Common Stock on the Nasdaq National Market on the day the offering commences or on the day the offering terminates, whichever is lower. An employee may elect to have up to 10% of his or her qualifying compensation withheld for the purpose of purchasing stock under the Purchase Plan. If the total number of shares of Common Stock that would otherwise be purchased in the offering with accumulated payroll deductions exceeds the number of shares available during the offering, the available shares will be allocated on a pro rata basis to participating employees.

CASH BONUS PROGRAM

     All executive officers and key employees of the Company are eligible to receive bonus compensation under the Company's Executive Bonus Program. Bonus compensation payments under this bonus program are based primarily on client satisfaction and other key metrics determined by the Board of Directors. Bonus payments under the Executive Bonus Program totaled approximately $570,000 in 1995.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee during the year ended December 31, 1995 and compensation decisions during 1995 were made by the Company's co-Chairmen of the Board of Directors and co-Chief Executive Officers. In February 1996, the Board of Directors voted to establish a Compensation Committee consisting of the four non-employee members of the Board.

CERTAIN TRANSACTIONS

     The Company has adopted a policy that all material transactions between the Company and its executive officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and
(ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, the policy requires that any loans by the Company to its executive officers, directors or other affiliates be for bona fide business purposes only.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of August 31, 1996 and as adjusted to reflect the sale of the shares in the offering by (i) each person or entity known to the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder.

                                             SHARES OF                               SHARES OF
                                            COMMON STOCK                         COMMON STOCK TO BE
                                         BENEFICIALLY OWNED                      BENEFICIALLY OWNED
                                         BEFORE SALE UNDER                        AFTER SALE UNDER
                                         THIS PROSPECTUS(1)                      THIS PROSPECTUS(1)
                                       ----------------------   SHARES TO BE   ----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER    NUMBER     PERCENTAGE       SOLD        NUMBER     PERCENTAGE
-------------------------------------  ---------   ----------   ------------   ---------   ----------
Jerry A. Greenberg(2)................  3,834,000      35.0%        250,000     3,584,000      31.3%
J. Stuart Moore(2)(3)................  3,787,750      34.6%        250,000     3,537,750      30.9%
Sheeroy D. Desai(4)..................    214,250       2.0%              0       214,250       1.9%
R. Stephen Cheheyl...................      1,300      *                  0         1,300         *
Darius W. Gaskins, Jr. ..............      1,300      *                  0         1,300         *
Bruce D. Parker......................      1,300      *                  0         1,300         *
Carl S. Sloane.......................      1,300      *                  0         1,300         *
Douglas J. Abel(5)...................     85,250         *           5,000        80,250         *
Patricia P. Bentley(6)...............    100,000         *           7,000        93,000         *
Anthony S. Jules(7)..................    125,000       1.1%          8,000       117,000       1.0%
Michael F. Oates(8)..................    150,000       1.4%         15,000       135,000       1.2%
Michael D. Odell(9)..................     96,250         *           5,000        91,250         *
All directors and executive officers
  as a group (8 persons)(10).........  7,847,600      71.6%        500,000     7,347,600      64.1%

---------------
  *  Less than 1%

 (1) Each stockholder possesses sole voting and investment power with respect to the shares listed, except as otherwise noted. Includes, with respect to each person, shares issuable to such person within the 60-day period following August 31, 1996 pursuant to the exercise of options.

 (2) These shares were issued to Messrs. Greenberg and Moore in connection with their founding of the Company. The address for each of Messrs. Greenberg and Moore is c/o Sapient Corporation, One Memorial Drive, Cambridge, Massachusetts 02142.

 (3) Includes 270,000 shares held by the J. Stuart Moore Gift Trust of 1995; 280,509 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust; 988,930 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust; 13,333 shares held by the J. Stuart Moore Remainder Trust; 4,000 shares held by the J. Stuart Moore Irrevocable Trust; and 595,238 shares pledged as collateral for a loan.

 (4) Includes 19,000 shares issuable pursuant to the exercise of options.

 (5) Includes 37,000 shares issuable pursuant to the exercise of options.

 (6) Includes 42,500 shares issuable pursuant to the exercise of options.

 (7) Includes 90,700 shares issuable pursuant to the exercise of options.

 (8) Includes 62,050 shares issuable pursuant to the exercise of options. Mr. Oates is an employee of the Company.

 (9) Includes 15,000 shares issuable pursuant to the exercise of options. Mr. Odell is an employee of the Company.

(10) Includes 21,500 shares issuable pursuant to the exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     As of September 30, 1996, there were issued and outstanding an aggregate of 10,945,635 shares of Common Stock held of record by 171 stockholders.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to the preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and other liabilities of the Company and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock, in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

     The stockholders of the Company have granted the Board of Directors authority to issue the Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. No shares of Preferred Stock are issued or outstanding and the Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Restated Certificate of Incorporation and Restated Bylaws provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management". In addition, the Restated Certificate of Incorporation and Restated

Bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote. Under the Restated Certificate of Incorporation and the Restated Bylaws, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Restated Certificate of Incorporation and the Restated Bylaws also provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Restated Certificate of Incorporation and the Restated Bylaws further provide that special meetings of the stockholders may only be called by a Chairman of the Board of Directors, a Chief Executive Officer or, if none, a President of the Company or by the Board of Directors. Under the Company's Restated Bylaws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's Certificate of Incorporation or Bylaws, unless a corporation's Certificate or Incorporation or Bylaws, as the case may be, require a greater percentage. The Company's Restated Certificate of Incorporation and the Restated Bylaws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

     The Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability to the Company or its stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Restated Certificate of Incorporation also contains provisions obligating the Company to indemnify its officers and directors to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts, and for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The Financial Statements of the Company as of December 31, 1994 and 1995 and for each of the years in the two-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The Financial Statements of the Company for the year ended December 31, 1993 appearing in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference room of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the public reference facilities at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is listed on the Nasdaq National Market and material filed by the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W. , Washington, DC 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including exhibits, schedules and reports filed therewith. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement including the exhibits and schedules thereto, may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                              SAPIENT CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Reports..........................................................   F-2
Balance Sheets.........................................................................   F-4
Statements of Income...................................................................   F-5
Statements of Stockholders' Equity.....................................................   F-6
Statements of Cash Flows...............................................................   F-7
Notes to Financial Statements..........................................................   F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Sapient Corporation:

     We have audited the accompanying balance sheets of Sapient Corporation as of December 31, 1994 and 1995, and the related statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sapient Corporation as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Boston, Massachusetts
February 9, 1996

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Sapient Corporation

     We have audited the accompanying statements of income, stockholders' equity, and cash flows of Sapient Corporation for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Sapient Corporation's operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Boston, Massachusetts
May 6, 1994

                              SAPIENT CORPORATION

                                 BALANCE SHEETS
         DECEMBER 31, 1994 AND 1995 AND SEPTEMBER 30, 1996 (UNAUDITED)


                                                                                 SEPTEMBER 30,
                                                      1994           1995            1996
                                                   ----------     -----------     -----------
                                                                                  (UNAUDITED)
                        ASSETS
Current assets:
  Cash and cash equivalents......................  $2,655,599     $   378,019     $29,280,852
  Short-term investments.........................          --              --       3,015,120
  Accounts receivable, less allowance for
     doubtful accounts of $100,000 in 1994 and
     $150,000 in 1995 and 1996...................   2,770,523       7,357,003      11,798,785
  Unbilled revenues on contracts.................      18,088       2,282,011       4,834,502
  Income tax receivable..........................          --         479,892              --
  Prepaid expenses and other current assets......      93,984         129,792         457,106
                                                   ----------     -----------      ----------
          Total current assets...................   5,538,194      10,626,717      49,386,365
Property and equipment, net......................     775,559       1,349,616       2,042,603
Other assets.....................................      35,310         110,011          61,088
                                                   ----------     -----------      ----------
          Total assets...........................  $6,349,063     $12,086,344     $51,490,056
                                                   ==========     ===========      ==========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..............  $   78,709     $    55,994              --
  Accounts payable...............................     326,398         489,481         252,597
  Accrued expenses...............................     739,393         973,673       1,445,964
  Accrued compensation...........................     369,000         862,131       1,832,927
  Income taxes payable...........................   1,132,548              --              --
  Deferred income taxes..........................      75,698       2,081,348         773,710
  Deferred revenues on contracts.................   1,167,797       2,374,805       2,706,639
                                                   ----------     -----------      ----------
          Total current liabilities..............   3,889,543       6,837,432       7,011,837
Deferred income taxes............................          --              --       1,560,000
Other liabilities................................     109,475          37,421         573,661
                                                   ----------     -----------      ----------
          Total liabilities......................   3,999,018       6,874,853       9,145,498
                                                   ----------     -----------      ----------
Stockholders' equity:
  Preferred stock, par value $.01 per share,
     none authorized or outstanding at December
     31, 1994 and 1995; 5,000,000 shares
     authorized, none outstanding at September
     30, 1996....................................                                          --
  Common stock, par value $.01 per share, voting,
     5,000,000 shares authorized and issued at
     December 31, 1994 and 1995; 40,000,000
     shares authorized and 10,945,635 shares
     issued at September 30, 1996................      50,000          50,000         109,456
  Common stock, par value $.01 per share, non-
     voting, 5,200,000 shares authorized,
     3,548,425 shares issued in 1994 and
     3,831,730 shares issued in 1995; none
     authorized or outstanding at September 30,
     1996........................................      35,484          38,317
  Additional paid-in capital.....................      57,351         110,683      32,649,373
  Retained earnings..............................   2,257,210       5,087,491       9,610,729
  Notes receivable from stockholders.............     (50,000)        (75,000)        (25,000)
                                                   ----------     -----------      ----------
          Total stockholders' equity.............   2,350,045       5,211,491      42,344,558
                                                   ----------     -----------      ----------
          Total liabilities and stockholders'
            equity...............................  $6,349,063     $12,086,344     $51,490,056
                                                   ==========     ===========      ==========

                See accompanying notes to financial statements.

                              SAPIENT CORPORATION

                              STATEMENTS OF INCOME
       YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)

                                                                                    NINE MONTHS ENDED
                                                                                      SEPTEMBER 30,
                                                                                -------------------------
                                           1993         1994         1995          1995          1996
                                        ----------   ----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
Revenues..............................  $4,887,849   $9,372,708   $21,929,576   $14,089,657   $31,128,409
Operating expenses:
  Project personnel costs.............   1,669,987    4,310,354    10,083,500     6,613,873    14,699,577
  Selling and marketing...............      89,313      268,158     1,095,446       630,877     1,520,114
  General and administrative..........   1,437,204    2,727,388     5,966,620     3,909,047     8,126,689
                                        ----------   ----------   -----------   -----------   -----------
         Total operating expenses.....   3,196,504    7,305,900    17,145,566    11,153,797    24,346,380
      Income from operations..........   1,691,345    2,066,808     4,784,010     2,935,860     6,782,029
  Interest (expense) income...........        (298)       9,117        10,071        28,626       625,788
                                        ----------   ----------   -----------   -----------   -----------
      Income before income taxes......   1,691,047    2,075,925     4,794,081     2,964,486     7,407,817
Income taxes..........................     690,575      851,129     1,963,800     1,213,903     2,884,579
                                        ----------   ----------   -----------   -----------   -----------
         Net income...................  $1,000,472   $1,224,796   $ 2,830,281   $ 1,750,583   $ 4,523,238
                                        ==========   ==========   ===========   ===========   ===========
Net income per share..................  $      .10   $      .12   $       .28   $       .17   $       .40
                                        ==========   ==========   ===========   ===========   ===========
Weighted average common shares
  and equivalents.....................   9,791,954   10,115,493    10,256,966    10,280,748    11,445,636
                                        ==========   ==========   ===========   ===========   ===========

                See accompanying notes to financial statements.

                              SAPIENT CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
       YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND NINE MONTHS ENDED
                    SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)

                               VOTING              NON-VOTING                                   NOTES
                            COMMON STOCK          COMMON STOCK      ADDITIONAL                RECEIVABLE       TOTAL
                        --------------------  --------------------    PAID-IN     RETAINED       FROM      STOCKHOLDERS'
                          SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     EARNINGS   STOCKHOLDERS     EQUITY
                        ----------  --------  -----------  -------  -----------  ----------  ------------  -------------
Balance at December 31,
  1992.................  5,000,000  $ 50,000    3,135,000  $31,350  $    32,450  $   31,942          --     $   145,742
  Exercised stock
    options............         --        --      107,500    1,075        2,150          --          --           3,225
  Net income...........         --        --           --       --           --   1,000,472          --       1,000,472
                         ---------   -------    ---------  -------     --------    --------  ----------      ----------
Balance at December 31,
  1993.................  5,000,000    50,000    3,242,500   32,425       34,600   1,032,414          --       1,149,439
  Notes receivable from
    stockholders.......         --        --           --       --           --          --    $(50,000)        (50,000)
  Exercised stock
    options............         --        --      305,925    3,059       22,751          --          --          25,810
  Net income...........         --        --           --       --           --   1,224,796          --       1,224,796
                         ---------   -------    ---------  -------     --------    --------  ----------      ----------
Balance at December 31,
  1994.................  5,000,000    50,000    3,548,425   35,484       57,351   2,257,210     (50,000)      2,350,045
                         ---------   -------    ---------  -------     --------    --------  ----------      ----------
  Notes receivable from
    stockholders.......         --        --           --       --           --          --     (25,000)        (25,000)
  Exercised stock
    options............         --        --      283,305    2,833       53,332          --          --          56,165
  Net income...........         --        --           --       --           --   2,830,281          --       2,830,281
                         ---------   -------    ---------  -------     --------    --------  ----------      ----------
Balance at December 31,
  1995.................  5,000,000    50,000    3,831,730   38,317      110,683   5,087,491     (75,000)      5,211,491
                         ---------   -------    ---------  -------     --------    --------  ----------      ----------
  Notes repaid by
    stockholders.......         --        --           --       --           --          --      50,000          50,000
  Exercised stock
    options............    418,905     4,189           --       --      152,290          --          --         156,479
  Proceeds from public
    offering...........  1,695,000    16,950           --       --   32,386,400          --          --      32,403,350
  Conversion of
    nonvoting shares to
    voting shares......  3,831,730    38,317   (3,831,730) (38,317)          --          --          --              --
  Net income...........         --        --           --       --           --   4,523,238          --       4,523,238
                         ---------   -------    ---------  -------     --------    --------  ----------      ----------
Balance at September
  30, 1996
  (unaudited).......... 10,945,635  $109,456           --       --  $32,649,373  $9,610,729    $(25,000)    $42,344,558
                         =========   =======    =========  =======     ========    ========  ==========      ==========

                See accompanying notes to financial statements.

                              SAPIENT CORPORATION

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
         AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)

                                                                                             NINE MONTHS ENDED
                                                                                               SEPTEMBER 30,
                                                                                        ---------------------------
                                                 1993          1994          1995           1995           1996
                                              -----------   -----------   -----------   ------------   ------------
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income................................  $ 1,000,472   $ 1,224,796   $ 2,830,281   $ 1,750,583    $ 4,523,238
  Adjustments to reconcile net income to net
    cash provided by (used in) operating
    activities:
    Depreciation and amortization...........       17,185       223,333       512,201       330,458        700,979
    Deferred income taxes...................      500,000      (454,302)    2,005,650       107,001     (1,307,638 )
    Provision for doubtful accounts.........       24,000        76,000        50,000        50,000             --
    Changes in assets and liabilities:
      Increase in accounts receivable.......   (1,406,027)   (1,375,900)   (4,636,480)   (2,569,086)   (4,441,782)
      Decrease (increase) in unbilled
        revenues on contracts...............     (166,470)      461,156    (2,263,923)    (2,265,999)   (2,552,491)
      Decrease (increase) in advances to
        employees...........................     (250,000)      244,165       (40,586)       (20,960)      (24,317)
      (Increase) decrease in income tax
        receivable..........................           --            --      (479,892)           --        479,892
      (Increase) decrease in prepaid
        expenses and other current assets...      (66,110)      (22,039)        4,778       (520,432)     (302,997)
      (Increase) decrease in other assets...      (12,475)      (20,310)      (74,701)           --         48,923
      Increase (decrease) in accounts
        payable.............................       46,455        25,732       163,083       (242,753)     (236,884)
      Increase in accrued expenses..........      223,732       739,393       234,280       781,878        472,291
      Increase in accrued compensation......       18,847       369,000       493,131       432,108        970,796
      Increase (decrease) in income taxes
        payable.............................      136,747       992,548    (1,132,548)           --             --
      Increase in non-current deferred
        income taxes........................           --            --            --            --      1,560,000
      Increase (decrease) in deferred
        revenue on contracts................           --       895,524     1,207,008       (765,469)      331,834
      Increase (decrease) in other
        liabilities.........................       82,172       (33,717)      (48,455)       (18,055)      573,661
                                              -----------   -----------   -----------    -----------    ----------
        Net cash provided by (used in)
          operating activities..............      148,528     3,345,379    (1,176,173)    (2,950,726)      795,505
                                              -----------   -----------   -----------    -----------    ----------
Cash flows from investing activities:
  Purchase of property and equipment........     (131,227)     (853,081)   (1,086,259)      (754,006)   (1,393,966)
  Purchase of short-term investments........           --            --            --            --     (3,015,120 )
                                              -----------   -----------   -----------     -----------    ----------
        Net cash used for investing
          activities........................     (131,227)     (853,081)   (1,086,259)      (754,006)   (4,409,086)
                                              -----------   -----------   -----------     -----------    ----------
Cash flows from financing activities:
  Decrease (increase) in notes receivable
    from
    stockholders............................       42,837       (50,000)      (25,000)           --         50,000
  Exercise of stock options.................        3,225        25,810        56,166        11,496        156,479
  Proceeds from note payable to bank........       31,184       123,800            --     1,169,281             --
  Proceeds from note payable to related
    parties.................................        7,200            --            --            --             --
  Proceeds from public offering.............           --            --            --            --     32,403,350
  Principal payments on notes payable to
    related parties.........................      (15,666)      (19,718)      (15,651)      (131,644)           --
  Principal payments on notes payable to
    bank....................................       (7,209)      (57,907)      (30,663)           --        (93,415)
                                              -----------   -----------   -----------    -----------    ----------
        Net cash provided by (used in)
          financing activities..............       61,571        21,985       (15,148)    1,049,133     32,516,414
                                              -----------   -----------   -----------   -----------    ----------
Increase (decrease) in cash and cash
  equivalents...............................       78,872     2,514,283    (2,277,580)   (2,655,599)   28,902,833
Cash and cash equivalents, at beginning of
  period....................................       62,444       141,316     2,655,599     2,655,599        378,019
                                              -----------   -----------   -----------    -----------    ----------
Cash and cash equivalents, at end of
  period....................................  $   141,316   $ 2,655,599   $   378,019            --    $29,280,852
                                              ===========   ===========   ===========    ===========   ===========

                See accompanying notes to financial statements.

                              SAPIENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

(1) NATURE OF BUSINESS

     Sapient Corporation ("Sapient" or the "Company") designs, develops, integrates and implements information technology applications and solutions for large organizations. The Company develops client/server and Internet-enabled client/server software applications designed to help organizations improve their processes and performance.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances consist of deposits and repurchase agreements with a large U.S. commercial bank and tax exempt short-term municipal bonds.

     (b) Short-term Investments

     Short-term investments are available-for-sale securities, which are recorded at fair market value. The difference between fair market value and cost is not material. Realized gains and losses from sales of available-for-sale securities were not material for any period presented.

     (c) Property and Equipment

     Property and equipment are stated at cost, net of accumulated amortization and depreciation. Depreciation and amortization are computed using the straight line and accelerated method over the estimated useful lives of the related assets which range from three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the lease term.

     (d) Revenue Recognition

     Revenues pursuant to fixed fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Fixed fee contracts entered into before design is completed are accounted for by deferring profit until reasonable estimates of total contract costs can be made. Revenues from maintenance agreements are recognized ratably over the terms of the agreements.

     Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses are determined. Unbilled revenues on contracts is comprised of earnings on certain contracts in excess of contractual billings on such contracts. Billings in excess of earnings are classified as deferred revenues.

     (e) Income Taxes

     The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                              SAPIENT CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     (f) Net Income Per Share

     Net income per share is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options using the treasury stock method. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, such computations include all common and common equivalent shares issued within twelve months of the initial public offering ("IPO") as if they were outstanding for all periods presented using the treasury stock method and the IPO price. Fully diluted and primary earnings per share are the same for all periods presented.

     (g) Concentration of Credit Risk

     Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable.

     The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains allowances for potential credit losses and such losses have been within management's expectations. Write-offs of accounts receivable have not been material for any of the periods presented. The Company operates in one industry segment and its customers are headquartered primarily in North America.

     The fair market values of cash, cash equivalents, accounts receivable and debt instruments approximate their carrying amounts.

     (h) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (i) Accounting for Impairment of Long-Lived Assets

     In accordance with Financial Accounting Standards Board Statement No. 121, the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

     (j) Research and Development Costs

     Research and development expenditures are charged to operations as incurred. To date, substantially all research and development activities of the Company have been pursuant to customer contracts and, accordingly, have been expensed as a cost of the projects.

     (k) Stock-Based Compensation

     During October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans. SFAS 123 allows companies to retain the current approach set forth in APB Opinion No. 25 "Accounting for Stock Issued to Employees" for recognizing stock-based expense

                              SAPIENT CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

in the basic financial statements. Companies that do not follow the new fair value based method are required to provide pro-forma disclosures of net income and earnings per share as if they had adopted the fair value accounting method. The Company has elected to continue to account for employee stock options under APB Opinion No. 25 and will provide the required expanded disclosures in the footnotes to its December 31, 1996 Financial Statements.

     (l) Interim Financial Information

     The financial statements as of and for the nine months ended September 30, 1995 and 1996 are unaudited; however, they include all adjustments (consisting of normal recurring adjustments) considered necessary by management for a fair presentation of the financial position and results of operations for these periods. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

(3) PROPERTY AND EQUIPMENT

     The cost and accumulated depreciation of property and equipment at December 31, 1994 and 1995 and September 30, 1996 are as follows:


                                                                              SEPTEMBER 30,
                                                   1994           1995            1996
                                                ----------     ----------     -----------
                                                                               (UNAUDITED)
    Leasehold improvements....................  $  226,309     $  453,425     $   517,870
    Furniture and fixtures....................     137,429        240,447         358,844
    Office equipment..........................     227,015        437,191         662,554
    Computer equipment........................     393,817        939,766       1,925,527
    Equipment under capital lease.............      31,507         31,507          31,507
                                                ----------     ----------     -----------
                                                 1,016,077      2,102,336       3,496,302
      Less accumulated depreciation and
         amortization.........................    (240,518)      (752,720)     (1,453,699)
                                                ----------     ----------     -----------
    Property and equipment, net...............  $  775,559     $1,349,616     $ 2,042,603
                                                ==========     ==========     ===========

(4) BANK LOANS

     The Company has a $5,000,000 (as amended in February 1996) revolving loan facility with a bank expiring in June 1997. Borrowings under this agreement are secured by the Company's accounts receivable and bear interest at the bank's prime rate. The Company had no borrowings under this facility as of December 31, 1994 and 1995 or September 30, 1996. The facility contains various financial covenants, and a covenant which prohibits the Company from paying cash dividends without the bank's consent.

     The Company has fixed asset term loans at December 31, 1994 and 1995. All term loans are payable in thirty-six monthly installments and bear interest at the bank's prime rate plus 2%. The fixed asset term notes are secured by the equipment purchased. The Company paid off all term loans subsequent to year end.

     Interest paid on all loans in 1993, 1994 and 1995 was $5,535, $10,264 and $27,414, respectively.

                              SAPIENT CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

(5) INCOME TAXES

     The provision for income taxes consists of the following:

                                                     1993          1994           1995
                                                   --------     ----------     ----------
    Federal, current.............................  $140,000     $  971,096     $  (44,019)
    State, current...............................    50,575        333,335          2,169
                                                   --------     ----------     ----------
                                                    190,575      1,304,431        (41,850)
                                                   --------     ----------     ----------
    Federal, deferred............................   380,000       (330,302)     1,551,412
    State, deferred..............................   120,000       (123,000)       454,238
                                                   --------     ----------     ----------
                                                    500,000       (453,302)     2,005,650
                                                   --------     ----------     ----------
    Income tax expense...........................  $690,575     $  851,129     $1,963,800
                                                   ========     ==========     ==========

     Income tax expense for the years ended December 31, 1993, 1994 and 1995 differed from the amounts computed by applying the U.S. statutory tax rate of 34% to pre-tax income as a result of the following:

                                                                    1993     1994     1995
                                                                    ----     ----     ----
    Statutory income tax rate.....................................  34.0%    34.0%    34.0%
    State income taxes, net of federal benefit....................   6.3      6.9      6.3
    Effect of federal and state tax credits and net operating loss
      carryforwards...............................................   (.8)      --       --
    Other, net....................................................   1.3       .1       .7
                                                                    ----     ----     ----
    Effective income tax rate.....................................  40.8%    41.0%    41.0%
                                                                    ====     ====     ====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The temporary differences for the Company relate to the difference in accounting method used for financial statement reporting purposes (accrual method) and that used for tax purposes (cash method). The Company had the following net deferred tax liabilities as of December 31, 1994 and 1995:

                                                                   1994          1995
                                                                  -------     ----------
    Net deferred tax liabilities:
      Tax (cash) over book (accrual) accounting method..........  $75,698     $2,081,348
                                                                  -------     ----------
              Total net deferred tax liabilities................  $75,698     $2,081,348
                                                                  =======     ==========

     Upon its IPO the Company's recorded deferred tax liability began to be recognized for income tax return purposes over a four year period.

     Total taxes paid in 1993, 1994 and 1995 were $76,000, $225,500 and
$731,700, respectively.

(6) COMMITMENTS AND CONTINGENCIES

     The Company maintains its executive office in Massachusetts and operating offices in metropolitan New York and San Francisco. The office leases begin to expire in 1999. The Company also leases office equipment under various operating leases. Future minimum rental commitments under

                              SAPIENT CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

all noncancelable operating leases with initial or remaining terms in excess of one year are as follows at December 31, 1995:

                                                                     OPERATING
            YEAR                                                       LEASES
            ----                                                    -----------
            1996..................................................  $ 2,001,123
            1997..................................................    2,663,832
            1998..................................................    2,825,911
            1999..................................................    2,171,450
            2000..................................................    1,052,851
                                                                    -----------
                                                                    $10,715,167
                                                                    ===========

     Rent expense for the years ended December 31, 1993, 1994 and 1995 was $79,700, $501,000 and $1,300,414, respectively.

     The Company has issued letters of credit with a bank in the amount of $675,000, as security deposits for certain of the Company's lease commitments.

     The Company has certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

     The Company is in litigation with a former employee who alleges breach of certain contractual and other violations resulting from his termination as an employee. Management denies that it breached any obligations or duties to this former employee, and believes that the Company has meritorious defenses. In August 1996, the Company's motion to compel arbitration of these claims was allowed. The Company plans to vigorously contest these claims. Although the Company does not expect the claims to have a material adverse effect on the Company's business, results of operations or financial condition, an adverse judgment or settlement could have a material adverse effect on the operating results reported by the Company for the period in which any such adverse judgment or settlement occurs.

(7) SIGNIFICANT CUSTOMERS

     Four customers accounted for 31%, 30%, 17% and 15%, respectively, of total revenues in 1993. Three customers accounted for 45%, 17% and 12%, respectively of total revenues in 1994 and 61% of accounts receivable at December 31, 1994. Three customers accounted for 16%, 16% and 13%, respectively of total revenues in 1995 and 26% of accounts receivable at December 31, 1995. Two customers accounted for 27% and 16%, respectively of total revenues in the first nine months of 1996 and 18% of accounts receivable at September 30, 1996.

(8) EQUITY INCENTIVE PLANS

     (a)  1992 Stock Option Plan

     During 1992, the Company approved the 1992 Stock Plan (the "1992 Plan") for its employees. The 1992 Plan provided for the Board of Directors to grant stock options, stock purchase authorizations and stock bonus awards for non-voting common stock up to an aggregate of 2,500,000 shares of nonvoting common stock. Since consummation of its initial public offering, no further grants or awards may be made pursuant to the 1992 Stock Plan (but previously outstanding awards remain outstanding but are now exercisable for voting common stock).

                              SAPIENT CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     Certain of the stock options granted under the 1992 Plan qualify as Incentive Stock Options ("ISO") under Section 422 of the Internal Revenue Code. The price at which shares may be purchased with an option shall be specified by the Board at the date the option is granted, but in the case of an incentive stock option, shall not be less than the fair market value on the date of grant. The duration of any option shall be specified by the Board, but no option designated as an ISO may be exercised beyond ten years from the date of grant. The outstanding stock options generally become exercisable over a four-year period, are nontransferable, and expire six years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with the Company).

     (b) 1996 Equity Stock Incentive Plan

     The Company's 1996 Equity Stock Incentive Plan (the "1996 Stock Plan") authorizes the Company to grant options to purchase common stock, to make awards of restricted common stock, and to issue certain other equity-related securities of the Company to employees and directors of and consultants to the Company. The total number of shares of common stock which may be issued under the 1996 Stock Plan is 2,400,000 shares. The 1996 Stock Plan is administered by the Compensation Committee of the Board of Directors, which selects the persons to whom stock options and restricted stock awards are granted and determines the number of shares, the exercise or purchase prices, the vesting terms and the expiration date. Non-qualified stock options may be granted at exercise prices which are above, equal to or below the fair market value of the Common Stock. The exercise price of shares of Common Stock subject to options qualifying as incentive stock options or intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, may not be less than the fair market value of the Common Stock on the date of the grant. It is expected that stock options granted under the 1996 Stock Plan will be nontransferable, and they will generally become exercisable over a four-year period and expire ten years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment with the Company).

     (c) 1996 Employee Stock Purchase Plan

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") authorizes the issuance of up to 150,000 shares of common stock to participating employees through a series of semi-annual offerings. The maximum number of shares available in each offering is 25,000 shares (plus any unpurchased shares available from previous offerings). An employee becomes eligible to participate in the Purchase Plan when he or she is regularly employed by the Company for at least 20 hours a week and for more than five months in a calendar year on the first day of the applicable offering. The price at which employees may purchase common stock in an offering is 85% of the closing price of the common stock on the Nasdaq National Market on the day the offering commences or on the day the offering terminates, whichever is lower. The first offering under the Purchase Plan commenced on July 1, 1996 and is scheduled to be completed on December 31, 1996.

     (d) 1996 Directors Stock Option Plan

     The Company's 1996 Directors Stock Option Plan (the "Directors Plan") authorizes the issuance of 30,000 shares of common stock. Each non-employee director elected to the Board of Directors after the adoption of the Directors Plan will, upon his or her election, automatically be granted an option to purchase 5,000 shares of common stock at an exercise price equal to fair

                              SAPIENT CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

market value on the date of grant. Options pursuant to the Directors Plan vest in four equal annual installments commencing on the first anniversary of the date of grant and generally expire ten years after the date of grant. As of September 30, 1996, no options had been granted under the Directors Plan.

     Stock option transactions are summarized as follows:

                                                                               SEPTEMBER 30,
                              1993             1994              1995               1996
                          ------------     -------------     -------------     --------------
    Outstanding options
      at beginning of
      period............       230,000         1,374,000         1,426,125          1,508,295
    Granted.............     1,251,500           412,700           438,950            428,150
    Exercised...........      (107,500)         (305,925)         (279,305)          (420,330)
    Cancelled...........            --           (54,650)          (77,475)           (84,800)
                           -----------       -----------       -----------       ------------
    Outstanding options
      at end of
      period............     1,374,000         1,426,125         1,508,295          1,431,315
                           ===========       ===========       ===========       ============
    Price range of
      options granted...  $.03 - $1.00     $1.00 - $2.50     $3.00 - $8.00     $8.00 - $51.25
                           ===========       ===========       ===========       ============
    Price range of
      options
      exercised.........          $.03      $.03 - $1.00      $.03 - $2.50      $.03 - $21.00
                           ===========       ===========       ===========       ============
    Price range of
      outstanding
      options...........  $.03 - $1.00      $.03 - $2.50      $.03 - $8.00      $.03 - $51.25
                           ===========       ===========       ===========       ============

     At December 31, 1995, 163,975 shares were available for grant and options representing 464,465 shares were exercisable.

(9) RETIREMENT PLAN

     The Company established a retirement savings plan for employees in June 1994. Under the provisions of the plan, the Company matches 25% of an employee's contribution, up to a maximum of $1,250 per employee per year. Total Company contributions in 1994 and 1995 were $18,700 and $94,200, respectively.

(10) INITIAL PUBLIC OFFERING

     On February 13, 1996, the Company's Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public in an IPO. The offering which closed on April 10, 1996, resulted in the issuance of 1,695,000 shares of Common Stock. Proceeds to the Company net of underwriting discounts and costs of the offering were approximately $32.4 million.

(11) CAPITAL STOCK

     (a) Increase in Authorized Common Stock; Conversion of Non-Voting Common Stock

     On February 13, 1996, the Company's Board of Directors authorized an increase in the authorized number of shares of voting common stock to 30,000,000 and non-voting common stock to 10,000,000 and provided that, upon the closing of an IPO, (i) all shares of non-voting common stock then outstanding will be converted automatically into an equal number of shares of voting

                              SAPIENT CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

common stock and (ii) the authorized capitalization of the Company will consist of 40,000,000 shares of common stock and 5,000,000 shares of preferred stock.

     (b) Preferred Stock

     On February 13, 1996, the Board of Directors authorized an amendment to the Company's Certificate of Incorporation giving the Board the authority to issue up to 5,000,000 shares, $.01 par value, of preferred stock with terms to be established by the Board at the time of issuance.

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

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs
& Co. and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:


                                                                               NUMBER OF
                                                                               SHARES OF
                                                                                 COMMON
                                   UNDERWRITER                                   STOCK
                                   -----------                                 ---------
    Goldman, Sachs & Co......................................................    370,000
    Morgan Stanley & Co. Incorporated........................................    370,000
    Alex. Brown & Sons Incorporated..........................................    150,000
    Deutsche Morgan Grenfell Inc.............................................    150,000
                                                                               ---------
      Total..................................................................  1,040,000
                                                                               =========


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.


     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $1.40 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 156,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,040,000 shares of Common Stock offered.

     The Company has agreed during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to stock plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus, or as otherwise described in this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives, except for the shares of Common Stock offered by the Company in connection with the offering.

     The Company's executive officers and directors and certain other holders of Common Stock (including the Selling Stockholders) who will hold in the aggregate 8,200,050 shares of Common Stock following this offering, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of or agree to dispose of any shares of Common Stock or substantially similar securities owned beneficially by them for 90 days after the date of this Prospectus, other than up to 100,000 shares in the aggregate by certain stockholders who are not Selling Stockholders. In addition, Messrs. Greenberg and Moore, who will hold 7,121,750 of such 8,200,050 shares, have agreed to the above described holdback for an additional 90 day period. Of the 8,200,050 shares of Common Stock subject to the holdback agreements, 620,238 such shares have been pledged to financial institutions as collateral for loans. None of the financial institutions to which such shares have been pledged have agreed to any limitations on their ability to offer, sell, contract to sell or otherwise dispose of such shares following the occurrence of an event of default as defined in the loan agreements with any of such stockholders.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates may engage in passive market making in the Common Stock during the cooling off period.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

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


                      [THIS PAGE INTENTIONALLY LEFT BLANK]

================================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

            TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    5
Use of Proceeds..........................   10
Dividend Policy..........................   10
Market Price of Common Stock.............   10
Capitalization...........................   11
Selected Financial Data..................   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   13
Business.................................   18
Management...............................   28
Principal and Selling Stockholders.......   34
Description of Capital Stock.............   35
Legal Matters............................   36
Experts..................................   37
Available Information....................   37
Index to Financial Statements............  F-1
Underwriting.............................  U-1

===============================================================================
===============================================================================

                                1,040,000 SHARES


                              SAPIENT CORPORATION


                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)


                            ------------------------

                                 [SAPIENT LOGO]

                            ------------------------





                              GOLDMAN, SACHS & CO.


                              MORGAN STANLEY & CO.
                                 INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS

===============================================================================